Exhibit 99.1

JBS N.V.
Unaudited condensed consolidated interim financial information as of and for three and nine-month period ended September 30, 2025
In thousands of United States dollar - US$

i

Unaudited condensed consolidated interim statements of financial position In thousands of United States dollar - US$

	Note	September 30, 2025	December 31, 2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3	3,558,215	5,613,672
Margin cash	3	553,846	136,554
Trade accounts receivable	4	3,847,840	3,735,540
Inventories	5	6,568,664	5,015,989
Biological assets	6	1,820,815	1,608,223
Recoverable taxes	7	670,077	637,728
Derivative assets	26	262,706	84,468
Other current assets		389,522	288,842
TOTAL CURRENT ASSETS		17,671,685	17,121,016

NON-CURRENT ASSETS
Long-term investments	3	45,831	—
Recoverable taxes	7	1,914,060	1,412,455
Biological assets	6	602,189	518,234
Related party receivables	8	—	77,355
Deferred income taxes	9	511,482	651,178
Other non-current assets		558,552	268,737
		3,632,114	2,927,959

Investments in equity-accounted investees	10	226,539	38,312
Property, plant and equipment	11	13,263,866	11,780,880
Right of use assets	12.1	1,644,803	1,596,873
Intangible assets	13	1,848,912	1,803,199
Goodwill	14	5,898,192	5,417,134
TOTAL NON-CURRENT ASSETS		26,514,426	23,564,357

TOTAL ASSETS		44,186,111	40,685,373

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited condensed consolidated interim statements of financial position In thousands of United States dollar - US$

	Note	September 30, 2025	December 31, 2024
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade accounts payable	15	5,447,368	5,465,513
Supply chain finance	15	1,141,182	728,710
Loans and financing	16	999,408	2,084,225
Income taxes	17	242,634	233,027
Other taxes payable	17	123,683	113,734
Payroll and social charges	18	1,489,505	1,435,751
Lease liabilities	12.2	356,358	335,681
Dividends payable		165	358,621
Provisions for legal proceedings	19	100,940	280,804
Derivative liabilities	26	454,986	165,979
Other current liabilities		677,127	455,020
TOTAL CURRENT LIABILITIES		11,033,356	11,657,065

NON-CURRENT LIABILITIES
Loans and financings	16	19,769,235	17,242,571
Income and other taxes payable	17	415,957	406,655
Payroll and social charges	18	276,091	352,718
Lease liabilities	12.2	1,441,340	1,398,348
Deferred income taxes	9	1,073,116	1,095,291
Provisions for legal proceedings	19	224,723	216,659
Debt with related parties	8	212,989	—
Derivative liabilities	26	116,682	100,087
Other non-current liabilities		113,465	81,615
TOTAL NON-CURRENT LIABILITIES		23,643,598	20,893,944

EQUITY	20
Share capital - common shares		35,114	13,177,841
Capital reserve		7,299,425	(180,586)
Other reserves		—	(37,470)
Profit reserves		(360,887)	4,211,944
Accumulated other comprehensive loss		73,048	(10,077,264)
Retained earnings		1,670,631	—
Attributable to company shareholders		8,717,331	7,094,465
Attributable to non-controlling interest		791,826	1,039,899
TOTAL EQUITY		9,509,157	8,134,364
TOTAL LIABILITIES AND EQUITY		44,186,111	40,685,373

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited condensed consolidated interim statements of income for the nine-month period ended September 30, 2025 and 2024 In thousands of United States dollar - US$ (except for earnings per share)

		Nine-month period ended September 30,
	Note	2025	2024

NET REVENUE	21	63,121,151	57,208,885
Cost of sales	25	(54,691,633)	(48,597,318)
GROSS PROFIT		8,429,518	8,611,567

Selling expenses	25	(3,650,662)	(3,438,825)
General and administrative expenses	25	(1,592,447)	(1,712,565)
Other income	25.1	77,298	60,323
Other expenses	25.1	(56,674)	(109,079)
NET OPERATING EXPENSES		(5,222,485)	(5,200,146)

OPERATING PROFIT		3,207,033	3,411,421

Finance income	22	508,017	517,594
Finance expense	22	(1,484,115)	(1,827,047)
NET FINANCE EXPENSE		(976,098)	(1,309,453)

Share of profit of equity-accounted investees, net of tax	10	15,008	(231)

PROFIT BEFORE TAXES		2,245,943	2,101,737

Current income taxes	9	(576,398)	(399,199)
Deferred income taxes	9	125,228	(193,301)
TOTAL INCOME TAXES		(451,170)	(592,500)
NET INCOME		1,794,773	1,509,237

ATTRIBUTABLE TO:
Company shareholders		1,609,192	1,354,020
Non-controlling interest		185,581	155,217
		1,794,773	1,509,237

Basic and diluted earnings per share - common shares (US$)	23	1.45	1.22

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited condensed consolidated interim statements of income for the three-month period ended September 30, 2025 and 2024 In thousands of United States dollar - US$ (except for earnings per share)

		Three-month period ended September 30,
	Note	2025	2024

NET REVENUE	21	22,596,984	19,926,006
Cost of sales	25	(19,624,537)	(16,646,119)
GROSS PROFIT		2,972,447	3,279,887

Selling expenses	25	(1,256,019)	(1,217,556)
General and administrative expenses	25	(513,737)	(487,585)
Other income		29,221	21,869
Other expenses		(12,874)	(42,301)
NET OPERATING EXPENSES		(1,753,409)	(1,725,573)

OPERATING PROFIT		1,219,038	1,554,314

Finance income	22	202,920	153,475
Finance expense	22	(611,069)	(514,565)
NET FINANCE EXPENSE		(408,149)	(361,090)

Share of profit of equity-accounted investees, net of tax		4,452	3,897

PROFIT BEFORE TAXES		815,341	1,197,121

Current income taxes	9	(185,942)	(142,382)
Deferred income taxes	9	14,725	(298,133)
TOTAL INCOME TAXES		(171,217)	(440,515)
NET INCOME		644,124	756,606

ATTRIBUTABLE TO:
Company shareholders		580,887	692,923
Non-controlling interest		63,237	63,683
		644,124	756,606

Basic and diluted earnings per share - common shares (US$)	23	0.52	0.62

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited condensed consolidated interim statements of comprehensive income for nine-month period ended September 30, 2025 and 2024 In thousands of United States dollar - US$

	Nine-month period ended September 30,
	2025	2024

Net income	1,794,773	1,509,237

Other comprehensive income
Items that are or may be subsequently reclassified to statement of income:
Gain (loss) on foreign currency translation adjustments	1,049,377	(944,063)
Gain (loss) on cash flow hedge	(865)	1,292
Deferred income tax on loss on cash flow hedge	(74)	(328)
Other fair value adjustments through other comprehensive income	(380)	(7,491)
Items that will not be reclassified to statement of income:
Gain (loss) associated with pension and other postretirement benefit obligations	(1,823)	8,828
Income tax on gain (loss) associated with pension and other postretirement benefit obligations	737	(2,240)
Total other comprehensive income (loss)	1,046,972	(944,002)

Comprehensive Income	2,841,745	565,235

Total comprehensive income attributable to:
Company shareholders	2,811,376	317,942
Non-controlling interest	30,369	247,293
	2,841,745	565,235

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited condensed consolidated interim statements of comprehensive income for three-month period ended September 30, 2025 and 2024 In thousands of United States dollar - US$

	Three-month period ended September 30,
	2025	2024

Net income	644,124	756,606

Other comprehensive income
Items that are or may be subsequently reclassified to statement of income:
Gain on foreign currency translation adjustments	82,131	197,502
Gain (loss) on cash flow hedge	(826)	460
Deferred income tax on gain (loss) on cash flow hedge	(22)	236
Other fair value adjustments through other comprehensive income	(344)	518
Items that will not be reclassified to statement of income:
Loss associated with pension and other postretirement benefit obligations	(2,228)	(1,065)
Income tax on gain (loss) associated with pension and other postretirement benefit obligations	683	(549)
Total other comprehensive income	79,394	197,102

Comprehensive income	723,518	953,708

Total comprehensive income loss attributable to:
Company shareholders	671,031	886,381
Non-controlling interest	52,487	67,327
	723,518	953,708

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited condensed consolidated interim statements of changes in equity for the nine-month period ended September 30, 2025 and 2024 In thousands of United States dollar - US$

			Capital reserves					Profit reserves				Other comprehensive income
	Note	Share capital	Share premium	Premium on issue of shares	Capital transactions	Stock options	Other reserves	Treasury	Legal	Investments statutory	Tax- incentive reserve	VAE	FCTA	Retained earnings (loss)	Total	Non- controlling interest	Total equity
BALANCE ON JANUARY 1, 2024		13,177,841	—	36,321	(232,475)	10,145	(36,413)	—	603,603	2,232,528	787,501	60,443	(7,614,450)	—	9,025,044	682,742	9,707,786
Net income		—	—	—	—	—	—	—	—	—	—	—	—	1,354,019	1,354,019	155,218	1,509,237
Gain (loss) on foreign currency translation adjustments (FCTA)		—	—	—	—	—	—	—	—	—	—	—	(832,990)	—	(832,990)	90,922	(742,068)
Loss on net investment in foreign operations		—	—	—	—	—	—	—	—	—	—	—	(201,995)	—	(201,995)	—	(201,995)
Gain on cash flow hedge, net of tax		—	—	—	—	—	—	—	—	—	—	964	—	—	964	—	964
Gain associated with pension and other postretirement benefit obligations, net of tax		—	—	—	—	—	—	—	—	—	—	5,435	—	—	5,435	1,153	6,588
Other fair value adjustments through other comprehensive income		—	—	—	—	—	—	—	—	—	—	(7,491)	—	—	(7,491)	—	(7,491)
Total comprehensive income (loss)		—	—	—	—	—	—	—	—	—	—	(1,092)	(1,034,985)	1,354,019	317,942	247,293	565,235

Share-based compensation		—	—	—	8,389	—	—	—	—	—	—	—	—	—	8,389	1,700	10,089
Realization of other reserves		—	—	—	—	—	(821)	—	—	—	—	—	—	821	—	—	—
Distribution of interim dividends		—	—	—	—	—	—	—	—	—	—	—	—	(799,983)	(799,983)	—	(799,983)
Dividends to non-controlling interest		—	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,081)	(3,081)
Others		—	—	—	—	—	—	—	—	—	—	—	—	—	—	348	348
BALANCE ON SEPTEMBER 30, 2024		13,177,841	—	36,321	(224,086)	10,145	(37,234)	—	603,603	2,232,528	787,501	59,351	(8,649,435)	554,857	8,551,392	929,002	9,480,394

BALANCE ON JANUARY 1, 2025		13,177,841	—	36,321	(227,052)	10,145	(37,470)	—	691,999	2,070,113	1,449,832	67,583	(10,144,847)	—	7,094,465	1,039,899	8,134,364
Net income		—	—	—	—	—	—	—	—	—	—	—	—	500,224	500,224	56,110	556,334
Gain (loss) on foreign currency translation adjustments		—	—	—	—	—	—	—	—	—	—	—	574,457	—	574,457	(123,164)	451,293
Gain on net investment in foreign operations		—	—	—	—	—	—	—	—	—	—	—	126,386	—	126,386	—	126,386
Gain on cash flow hedge, net of tax		—	—	—	—	—	—	—	—	—	—	282	—	—	282	—	282
Loss associated with pension and other postretirement benefit obligations, net of tax		—	—	—	—	—	—	—	—	—	—	(409)	—	—	(409)	(101)	(510)
Other fair value adjustments through other comprehensive income		—	—	—	—	—	—	—	—	—	—	(25)	—	—	(25)	—	(25)
Total comprehensive income (loss)		—	—	—	—	—	—	—	—	—	—	(152)	700,843	500,224	1,200,915	(67,155)	1,133,760

Share-based compensation		—	—	—	5,782	—	—	—	—	—	—	—	—	—	5,782	1,219	7,001
Realization of other reserves		—	—	—	—	—	(374)	—	—	—	—	—	—	373	(1)	—	(1)
Distribution of interim dividends		—	—	—	—	—	—	—		(759,018)	—	—	—	—	(759,018)	—	(759,018)
Dividends to non-controlling interest		—	—	—	—	—	—	—	—	—	—	—	—	—	—	(260,331)	(260,331)
Others		—	—	—	—	—	—	—	—	—	—	—	—	—	—	285	285
JBS S.A. - Corporate Restructuring Implemented on May 23rd		(13,142,337)	1,899,391	(36,321)	216,947	(10,145)	37,844	(6,544)	(691,999)	(1,311,095)	(1,449,832)	159	8,947,969	61,066	(5,484,897)	67,255	(5,417,642)
Net income		—	—	—	—	—	—	—	—	—	—	—	—	1,108,968	1,108,968	129,471	1,238,439
Loss on cash flow hedge, net of tax		—	—	—	—	—	—	—	—	—	—	(373)	—	—	(373)	(848)	(1,221)
Loss associated with pension and other postretirement benefit obligations, net of tax		—	—	—	—	—	—	—	—	—	—	(576)	—	—	(576)	—	(576)
Foreign exchange variation in subsidiaries		—	—	—	—	—	—	—	—	—	—	—		—	—	(30,744)	(30,744)
Cumulative translation adjustment and foreign exchange variation in subsidiaries		—										(3,100)	505,542		502,442	—	502,442
Other fair value adjustments through other comprehensive income		—	—	—	—	—	—	—	—	—	—	—	—	—	—	(355)	(355)
Total comprehensive income (loss)		—	—	—	—	—	—	—	—	—	—	(4,049)	505,542	1,108,968	1,610,461	97,524	1,707,985

Cancellation of shares	20 b.2	(390)	390	—		—	—	—	—	—	—	—	—	—	—	(1,263)	(1,263)
Common share contribution	20 b.6	—	1,808,187	—	—	—	—	—	—	—	—	—	—	—	1,808,187	—	1,808,187
Incorporation of shares	20 b.4	—	3,995,860	—	—	—	—	—	—	—	—	—	—	—	3,995,860	—	3,995,860
Repurchase of shares	20 b.7	—	192	—	—	—	—	(192)	—	—	—	—	—	—	—	—	—
Share premium distribution	20 b.1	—	(387,004)	—	—	—	—	—	—	—	—	—	—	—	(387,004)	—	(387,004)
Listing costs		—	—	—	6,119	—	—	—	—	—	—	—	—	—	6,119	—	6,119
Stock Option Plan		—	—	—	4,871	—	—	—	—	—	—	—	—	—	4,871	1,222	6,093
Transfer of treasury shares		—	(6,156)	—	—	—	—	6,156	—	—	—	—	—	—	—	—	—
Stock Based Compensation		—	—		4,545	—	—	2,156							6,701	931	7,632
Dividends to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	—	—	(89,265)	(89,265)
Acquisition of treasury shares	20 b.8	—	—	—	—	—	—	(362,463)	—	—	—	—	—	—	(362,463)	—	(362,463)
Others		—	(44)	—	(22,603)	—	—	—	—	—	—	—	—	—	(22,647)	1,505	(21,142)
BALANCE ON SEPTEMBER 30, 2025		35,114	7,310,816	—	(11,391)	—	—	(360,887)	—	—	—	63,541	9,507	1,670,631	8,717,331	791,826	9,509,157

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited condensed consolidated interim statements of cash flows for the nine-month period ended September 30, 2025 and 2024 In thousands of United States dollar - US$

		Nine-month period ended September 30,
	Note	2025	2024
Cash flows from operating activities
Net income		1,794,773	1,509,237
Adjustments for:
Depreciation and amortization	6, 11, 12 and 13	1,684,857	1,633,620
Expected credit losses	4	22,864	9,121
Share of profit of equity-accounted investees	10	(15,008)	231
Gain on sales of assets		(15,272)	(4,605)
Tax expense	9	451,170	592,500
Net finance expense	22	976,098	1,309,454
Share-based compensation		19,844	10,089
Provisions for legal proceedings		60,435	31,177
Impairment of goodwill and property, plant and equipment		12,767	26,633
Net realizable value inventory adjustments	5	20,172	8,821
DOJ (Department of Justice) and antitrust agreements	24	143,720	80,977
Fair value adjustment of biological assets	6	(67,062)	(55,967)
Provision for avian influenza related costs		13,122	—
		5,102,480	5,151,288
Changes in assets and liabilities:
Trade accounts receivable		(18,754)	53,381
Inventories		(1,203,272)	(574,378)
Recoverable taxes		43,236	13,013
Other current and non-current assets		(556,893)	(93,156)
Biological assets		(572,720)	(355,132)
Trade accounts payable and supply chain finance		(90,204)	(303,239)
Taxes paid in installments		(54,529)	(48,065)
Other current and non-current liabilities		151,580	116,250
DOJ and Antitrust agreements payment		(339,063)	(56,630)
Income taxes paid		(652,196)	(188,753)
Changes in operating assets and liabilities		(3,292,815)	(1,436,709)

Cash provided in by operating activities		1,809,665	3,714,579

Interest paid		(948,160)	(1,176,584)
Interest received		134,857	151,706

Net cash flows provided by (used in) operating activities		996,362	2,689,701

Cash flows from investing activities
Purchases of property, plant and equipment		(1,261,012)	(950,558)
Purchases of intangible assets		(4,717)	(6,086)
Proceeds from sale of property, plant and equipment		56,922	26,003
Acquisitions, net of cash acquired		—	(4,219)
Dividends received		6,197	8,652
Related party transactions		(22,914)	675
Additions to investments in joint ventures		(186,489)	—
Acquisition of investments funds		(45,831)	—
Cash used in investing activities		(1,457,844)	(925,533)

Cash flows from financing activities
Proceeds from loans and financing		9,455,280	2,034,828
Payments of loans and financing		(8,465,136)	(2,637,753)
Derivative instruments received		(91,629)	(172,543)
Margin cash		8,473	(1,162)
Dividends paid		(1,573,855)	—
Dividends paid to non-controlling interest		(355,682)	(3,127)
Repurchase of share		(362,463)	—
Payments of leasing contracts		(325,026)	(314,038)
Acquisition of non-controlling interests in the subsidiary PPC		(1,294)	—
Other		(22,603)	—
Cash used in financing activities		(1,733,935)	(1,093,795)

Effect of exchange rate changes on cash and cash equivalents		139,960	(169,835)
Net change in cash and cash equivalents		(2,055,457)	500,538
Cash and cash equivalents beginning of period		5,613,672	4,569,517
Cash and cash equivalents at the end of period		3,558,215	5,070,055

Non-cash transactions:		Nine-month period ended September 30,
	Note	2025	2024
Non-cash additions to right of use assets and lease liabilities	12	306,439	330,988
Capitalized interest	11	25,509	26,153

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of United States dollar)

1 Background information

1.1 Reporting entity

JBS N.V. (“JBS N.V.” or “Company”) is a corporation incorporated under the laws of the Netherlands and is domiciled in Amsterdam. The Company is the holding entity of the JBS Group.

JBS N.V. and its subsidiaries ("Group") primarily operates in the processing of animal proteins, encompassing activities related to beef, pork, lamb, and poultry, as well as the production and marketing of prepared foods and other related products. Additionally, the Group carries out operations in the leather, collagen, hygiene and cleaning products, metal packaging, biodiesel, and other complementary businesses, integrated within its value chain, with a global presence in several countries, including Brazil, the United States, Canada, Mexico, Australia, the United Kingdom, Argentina, and Uruguay. The portfolio includes internationally recognized brands such as Seara, Doriana, Pilgrim’s, Moy Park, Primo, Friboi, Maturatta, Swift, Ozo, and Adaptable Meals, among others.

JBS N.V. is registered as a FPI - Foreign Private Issuer with the United States Securities and Exchange Commission (SEC) and as a foreign issuer with the Brazilian Securities and Exchange Commission (CVM), in compliance with the applicable regulatory requirements in the Netherlands, Brazil, and the United States. The Class A ordinary shares of JBS N.V. are listed on the New York Stock Exchange (NYSE) under the ticker symbol “JBS,” and its Level II Brazilian Depositary Receipts (BDRs) are traded on B3 - Brasil, Bolsa, Balcão, under the code “JBSS32.”

The unaudited condensed consolidated interim financial statements reflect the operations of the Group.

The approval of these unaudited condensed consolidated interim financial information occurred at the Board of Directors’ meeting on November 13, 2025.

Corporate restructuring

As part of its corporate restructuring, JBS N.V. became the indirect controlling shareholder of JBS S.A. through the completion of a two-phase contribution process by its ultimate controlling shareholder, J&F. In the first phase, completed on December 27, 2023, J&F and its wholly owned investment fund, FIP Formosa, transferred a non-controlling portion of their JBS S.A. common shares to JBS Participações Societárias S.A., which were subsequently contributed to J&F Investments Luxembourg S.à r.l. and then to JBS N.V.

The second phase was completed on May 23, 2025, with J&F transferring its remaining JBS S.A. common shares through the same corporate structure. As a result, JBS N.V., via JBS Participações Societárias S.A., now holds all shares previously owned directly by J&F, consolidating its position as the indirect controlling shareholder of JBS S.A. The transaction was accounted for as a common control transaction, whereby JBS N.V. recognized the assets, liabilities, and results of JBS S.A. at their historical book values. The restructuring preserved shareholder economic interests by applying a consistent exchange ratio to both controlling and non-controlling shareholders, subject only to immaterial adjustments related to fractions of BDRs and share-based payments.

On June 6, 2025, the migration of the shareholder base of JBS S.A. to JBS N.V was completed. As part of this transaction, JBS S.A. shareholders exchanged their shares for Level II Brazilian Depositary Receipts (BDRs), backed by Class A common shares issued by JBS N.V. These BDRs were delivered to the shareholders of JBS S.A., effectively establishing JBS N.V. as the new holding company of the JBS Group.

On June 9, 2025, JBS S.A.’s shares ceased trading on B3 – Brasil, Bolsa, Balcão and were officially replaced by the BDRs of JBS N.V., which began trading under the ticker symbol “JBSS32.” In addition, JBS N.V.’s Class A common shares commenced trading on the New York Stock Exchange (NYSE) on June 12, 2025, under the ticker symbol “JBS”.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of United States dollar)

The Group accounted for the Reorganization as a common control transaction, and the pre-reorganization carrying amounts of JBS S.A. were included in the consolidated financial statements of JBS N.V. at book value. Accordingly, these consolidated financial statements reflect the following:

(i) The historical operating results and financial position of JBS S.A. prior to the restructuring;

(ii) The consolidated financial performance and position of JBS N.V. subsequent to the completion of the restructuring;

(iii) The assets and liabilities of JBS N.V. and its subsidiaries stated at historical cost;

(iv) The number of ordinary shares issued by JBS N.V. as a result of the restructuring, which is reflected retrospectively from January 1, 2024, for the purpose of calculating earnings per share;

(v) The shares of JBS S.A. were contributed to JBS N.V. at their carrying amount in three tranches: December 27, 2023, May 23, 2025, and June 9, 2025;

(vi) The remaining retained earnings of JBS S.A., no longer applicable to JBS N.V., were reclassified to the opening balance of capital reserves (see note 20).

1.2 Main events that occurred during the period:

1.2.1 Senior Notes (Bonds): On July 3, 2025, the indirect subsidiaries of JBS S.A., JBS USA Holding Lux S.à r.l., JBS USA Food Company, and JBS USA Foods Group Holdings, Inc., completed the issuance of senior notes totaling US$3.5 billion, divided into three series: US$1.25 billion maturing in 2036 with an annual coupon of 5.50%; US$1.25 billion maturing in 2056 with an annual coupon of 6.25%; and US$1 billion maturing in 2066 with an annual coupon of 6.375%. Interest payments will be made semiannually, starting between January and April 2026, depending on each series. The net proceeds from the issuance were primarily used to repurchase and redeem notes maturing in 2027, 2028 and 2030, as well as to settle short-term debt, with any remaining balance allocated for general corporate purposes.

1.2.2 Investment in Granjeros Campo 9 S.A. (Granjeros Campo): On July 7, 2025, the indirect subsidiary Seara Alimentos Ltda. entered into an investment agreement for the acquisition of 90% of Granjeros Campo’s capital, represented by the amount of US$ 6.3 million. Granjeros Campo 9 S.A (Granjeros Campos) is a company in the meatpacking sector that focuses on poultry production and slaughter in Paraguay.

1.2.3 Acquisition of Production Facility: On August 13, 2025, the Company, through its indirect subsidiary JBS USA, entered into an agreement to acquire a production facility in Ankeny, Iowa (USA) for US$100 million, with the purpose of expanding it to become the largest ready-to-eat bacon and sausage plant in the Company’s portfolio in the United States. The completion of the transaction is subject to the satisfaction of customary closing conditions, and operations at the plant are expected to begin in mid-2026, following the investments and expansion works.

1.2.4 Approval of New Repurchase Plan: On August 13, 2025, the Board of Directors approved a new share repurchase plan authorizing the acquisition of Class A common shares and Brazilian Depositary Receipts (BDRs) for an aggregate amount of up to US$400 million. Subsequently, on October 14, 2025, the Board approved an increase in the maximum limit of funds available under the plan to US$600 million. The program was completed on November 10, 2025, with the Company repurchasing a total of 41,008,292 shares, totaling US$600 million.

1.2.5 Agribusiness Receivables Certificates (CRA): On September 29, 2025, the indirect subsidiary Seara Alimentos Ltda. filed with the Brazilian Securities and Exchange Commission (CVM) a registration request for a new offering of four series of Agribusiness Receivables Certificates (CRAs), guaranteed by JBS S.A. and JBS N.V., maturing in 2035, 2035, 2045 and 2065, with an aggregate principal amount of US$569 million. The bookbuilding process was concluded on October 31, 2025 and the settlement on November 5, 2025. The net proceeds from the issuance will be primarily used for the purchase of raw materials, notably unprocessed corn, in the ordinary course of the company’s operations.

1.2.6 Dividends distribution: During the three-month period ended September 30, 2025, the Company received dividends from its indirect subsidiary JBS S.A., totaling US$ 420.5 million. The payments were made on August 14, 2025, August 20, 2025, August 27, 2025, and September 3, 2025, in the amounts of US$60.5 million, US$150.0 million, US$120.0 million, and US$90.0 million, respectively. These amounts correspond to the distribution of interim and special dividends approved on the respective dates.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of United States dollar)

1.3 Seasonality

Demand for chicken is relatively stable throughout the year in the United States, Europe and Brazil, but there are seasonal variations in the sales volume of some specific products at certain times of the year, such as: Christmas, New Year and Easter. Demand in the United States beef industry is highest in the second and third quarters, due to favorable weather conditions for outdoor activities. In Australia, the beef industry faces a drop in slaughter in the fourth quarter, as the rainy season affects cattle’s availability and transport. In Brazil, beef sales do not fluctuate significantly during the year. The pork industry in The United States and Australia have peaks in demand in the first and fourth quarters, due to the supply of pork and the holidays, which stimulate the consumption of certain pork products, with no significant fluctuation in pork numbers in other locations.

1.4 Subsequent events:

1.4.1 Investment in Pico Paco Ltda.: On October 14, 2025, the indirect subsidiary Seara Alimentos Ltda. entered into agreement for the acquisition of 100% of Pico Paco Ltda.’s capital, represented by the amount of US$1.3 million. Pico Paco Ltda. is a company in the meatpacking sector that focuses on poultry slaughter in Minas Gerais.

1.4.2 Dividends distribution: In October 2025, the Company received dividends from its indirect subsidiary JBS S.A. totaling US$200.0 million. The payments were made on October 15, 2025, October 21, 2025 and October 31, 2025, in the amounts of US$75.0 million, US$75.0 million and US$50.0 million, respectively. These amounts correspond to the distribution of interim dividends approved on the respective dates.

2 Basis of preparation

The unaudited condensed consolidated interim financial information as of and for the three and nine-month period ended September 30, 2025 have been prepared in accordance with IAS 34 Interim Financial Reporting, as issued by International Accounting Standards Board (IASB), and should be read in conjunction with the Group´s last annual consolidated financial statements as of and for the year ended December 31, 2024 (“last annual financial statements”). They do not include all the information required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards. However, selected explanatory notes are included to describe events and transactions that are significant to an understanding of the changes in the Group´s financial position and performance since the last annual financial statements.

In preparing these unaudited condensed consolidated interim financial statements, Management has made judgments and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

2.1 Functional and presentation currency

The financial statements of each subsidiary included in the consolidation are prepared using the functional currency of the primary economic environment in which it operates.

These consolidated financial statements are converted and presented in U.S dollar (US$). The Group selected the US$ as its presentation currency to facilitate a more direct comparison to other competitors.

2.2 Foreign currencies

Transactions in foreign currencies other than an entity’s functional currency are initially measured in the functional currency of the entity using the exchange rate effective at the date of each transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the closing exchange rate at the reporting date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income, under the caption “Finance income” or “Finance expense”.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of United States dollar)

2.3 Translation of subsidiaries financial statements

The consolidated financial statements of foreign subsidiaries are prepared using each subsidiary’s respective functional currency. The results and financial position of all entities with a functional currency different from its ultimate parent’s functional currency (R$) have been translated to R$ and then these financial statements have been translated from the parent´s functional currency (R$) into the Group’s presentation currency (US$). As follows:

(i) assets and liabilities are translated at the current rate at the date of each closing period;

(ii) income and expenses are translated at the average rate at the date of each closing period; and

(iii) all exchange rate translation differences are recognized in other comprehensive income (loss) and are presented in the statement of comprehensive income (loss) as foreign currency translation adjustments.

2.4 New standards, amendments and interpretations

a. Standards, amendments and interpretations recently issued and adopted by the Group

IAS 21 – Effects of changes in exchange rates and translation of financial statements.

As of January 1, 2025, this amendment establishes the accounting requirements for when a functional currency cannot be converted into other currencies. In such cases, the Group is required to utilize the most recent observable exchange rate to translate the results and financial position of the foreign operation into its presentation currency. The entity must also disclose this exchange rate, the date on which it was observed, and the reasons why the currency is not exchangeable. The Group has not identified any impacts as a result of this change.

b. New standards, amendments and interpretations that are not yet effective

IFRS 18 - Presentation and Disclosure of Financial Statements.

As of January 1, 2027, IFRS 18 will replace IAS 1 Presentation of Financial Statements. The new standard introduces the following main new requirements:

●	Companies are required to classify all income and expenses into five categories in the income statement: operating, investing, financing, discontinued operations, and income tax. Entities are also required to present a newly defined operating profit subtotal. The entities’ net income will not change.

●	Management defined performance measures, which are disclosed in a single note in the financial statements.

●	Enhanced guidance will be provided on how to group information in the financial statements.

All entities are required to use the subtotal of operating profit as the starting point for the cash flow statement when presenting operating cash flows using the indirect method.

The Group is currently evaluating the impact of the new standard and, if material, will adjust the disclosure in accordance with the standard’s requirements in the annual financial statements.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of United States dollar)

3 Cash and cash equivalents, margin cash and long-term investments

Cash and cash equivalents	September 30, 2025	December 31, 2024
Cash on hand and at banks	1,962,794	2,197,822
CDB (bank certificates of deposit) / Overnight investments (1)	1,595,421	3,415,850
	3,558,215	5,613,672

Margin cash
CME (Chicago Mercantile Exchange) Margin investments (2)	524,040	104,220
Investments in Treasury Bills (3)	29,806	32,334
	553,846	136,554

Investment funds
Investment funds (4)	45,831	—
	45,831	—

Total	4,157,892	5,750,226

(1)	CDBs are held at financial institutions and earn interest based on floating rates and are pegged to the Brazilian overnight interbank lending rate (Certificado de Depósito Interbancário - CDI). Overnight investments at JBS USA are equivalent to fixed-income instruments, earning interest at the FED rate + 0.05%.

(2)	CME margin investments represent margin deposits allocated to fixed-income equivalent instruments. These investments accrue interest based on the Interest Rate on Reserve Balances (IORB).

(3)	Government securities (such as Tesouro Selic) are public debt instruments issued by the Brazilian Treasury, acquired through financial institutions with conditions and characteristics similar to bank certificates of deposit (CDBs).

(4)	Investment of US$45.1 million in a FIDC (Credit Rights Investment Fund) maturing in 2035, with a fixed interest rate of 5% per year.

4 Trade accounts receivable

	September 30, 2025	December 31, 2024
Current receivables:
Domestic sales	2,167,147	1,994,667
Foreign sales	1,148,661	1,176,603
Subtotal	3,315,808	3,171,270
Overdue receivables:
From 1 to 30 days	433,003	444,687
From 31 to 60 days	56,165	61,314
From 61 to 90 days	15,515	20,603
Above 90 days	138,947	130,845
Expected credit losses	(108,772)	(89,060)
Present value adjustment	(2,826)	(4,119)
Subtotal	532,032	564,270
Trade accounts receivable, net	3,847,840	3,735,540

Present value adjustment - The Group discounts its receivables to present value using interest rates directly related to customer credit profiles. The weighted average discount rate used to calculate the present value of trade accounts receivable on September 30, 2025, was 5.60% p.y. (5.64% p.y. on September 30, 2024). Realization of the present value adjustment is recognized as deduction item to sales revenue.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of United States dollar)

Changes in expected credit losses:

	September 30, 2025	September 30, 2024
Balance at the beginning of the period	(89,060)	(84,913)
Additions	(22,864)	(13,460)
Write-offs/Reversals	10,009	8,488
Exchange rate variation	(6,857)	752
Balance at the end of the period	(108,772)	(89,133)

5 Inventories

	September 30, 2025	December 31, 2024
Finished products	4,171,772	3,018,302
Work in process	601,280	492,015
Raw materials	1,117,092	847,909
Supplies	678,520	657,763
	6,568,664	5,015,989

During the nine-month period ended September 30, 2025 and 2024, the Company recognized adjustments to the net realizable value of inventories, which include additions and (write-offs) recorded in the cost of goods sold, in the amount of US$20,172 and US$8,821, respectively.

6 Biological assets

Changes in biological assets:

	Current		Non-current
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Balance at the beginning of the period	1,608,223	1,712,153	518,234	531,477
Increase by reproduction (born) and cost absorption including death	7,872,422	7,946,809	1,083,884	1,044,216
Reduction for slaughter, sale or consumption	(8,897,041)	(9,087,750)	(49,494)	(52,962)
Purchases	370,420	324,336	192,529	180,481
Fair value adjustments	67,080	56,074	(18)	(108)
Reclassification from non-current to current	697,342	704,768	(697,342)	(704,768)
Exchange rate variation	102,369	(66,386)	30,731	(21,790)
Amortization	—	—	(476,335)	(449,194)
Balance at the end of the period	1,820,815	1,590,004	602,189	527,352

7 Recoverable taxes

	September 30, 2025	December 31, 2024
Value-added tax on sales and services – ICMS / IVA / VAT / GST	767,136	650,728
Social contribution on billings - PIS and COFINS	392,844	404,673
Withholding income tax - IRRF / IRPJ	1,388,960	960,161
Excise tax – IPI	17,778	16,176
Reintegra	4,997	7,657
Other	12,422	10,788
	2,584,137	2,050,183

Current	670,077	637,728
Non-current	1,914,060	1,412,455
	2,584,137	2,050,183

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of United States dollar)

8 Related party transactions

The main balances and transactions between related parties are presented and described below. Amounts charged include borrowing costs, interest and management fees, when applicable.

Related party payables and receivables

	Reimbursement of administrative and funding costs	September 30, 2025	December 31, 2024
Laguz I Fundo de Investimento (1)	Selic	(162,764)	—
J&F (2)	IPCA	(50,225)	77,355
		(212,989)	77,355

(1)	In May 2025, the indirect subsidiary JBS S.A. acquired tax credit rights from the related party Laguz I Fundo de Investimento through an agreement providing for 31 installments, with final maturity in April 2028. These tax credits originate from a judicial claim related to the export credit premium incentive. The case has already been definitively settled in favor of the taxpayer, and is currently in the final stage of assessment and confirmation of the credit balance. The credit rights were acquired at an approximate discount of 35%, and the credits will be used to offset JBS S.A.’s tax obligations once the case is finalized and the use of the credits is authorized by the relevant regulatory authorities. The credits have been recorded under “Other receivables”.

(2)	The net balance payable to J&F refers to: (i) US$93,379 receivable, arising from the settlement agreement entered into between JBS S.A., J&F, and certain former executives of the Company, which resulted in the definitive termination of the dispute addressed in arbitration proceeding, under which J&F committed to settle the amount in accordance with the terms and conditions set forth in the agreement; and (ii) US$143,604 payable, related to the purchase of the Araputanga Plant, to be settled in 19 installments, with final maturity in May 2027.

Other financial transactions in the Group

The indirect subsidiary JBS S.A. and certain of its subsidiaries entered into an assignment agreement with Banco Original S.A, direct subsidiary of the parent Group J&F, pursuant to which Banco Original S.A. acquires credits held against certain clients in the domestic and foreign markets. The assignments are negotiated with no right of recourse, through the definitive transfer of the risks and benefits of the receivables to Banco Original. On September 30, 2025, the Group had US$836,391 (US$517,677 on December 31, 2024) of assigned receivables. In the nine-month period ended September 30, 2025, the Group incurred in a loss from the sale of the receivables of US$86,291 (US$97,333 for the nine-month period ended September 30, 2024), recorded in interim financial information as financial expenses.

On September 30, 2025, JBS S.A. and certain of its subsidiaries held investments with Banco Original in the amount of US$481,914 (US$303,195 on December 31, 2024), recorded in cash and cash equivalents. The cash investments and cash equivalents, CDBs and similar have yields equivalent to the CDI (Interbank Deposit Certificate), according to the term and amount invested, following market practices. In the nine-month period ended September 30, 2025, the Group earned interest from these investments of US$36,432 (US$25,736 for the nine-month period ended September 30, 2024) recognized as financial income.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of United States dollar)

JBS S.A. has commitments to purchase cattle for future delivery signed with certain suppliers, including the related party JBJ, guaranteeing the acquisition of cattle for a fixed price, or to be fixed, with no cash effect on the Group until the cattle are delivered. On September 30, 2025, the Group has commitments agreements in the amount of US$116,765 (US$48,317 on December 31, 2024).

JBS S.A. has transactions with Prima Foods S.A. for the purchase of bovine slaughtering residues for greasing operations.

JBS S.A. is the sponsor of Institute J&F, a youth-directed business school, whose goal is to educate future leaders by offering free, high-quality education. For the nine-month period ended September 30, 2025, the Company made donations in the amount of US$9,812 (US$15,975 for the nine-month period ended September 30, 2024), recognized as general and administrative expenses.

On December 30, 2024, JBS S.A. entered into an agreement for the sale of its Hygiene and Beauty operation to the related party Flora Produtos de Higiene e Limpeza S.A. The transaction covers the transfer of assets and operations related to the manufacture and sale of hygiene and beauty products, in accordance with the terms agreed between the parties. The sale value was set at US$59.2 million, subject to working capital adjustments. The transaction will be concluded after the conditions precedent stipulated in the contract have been met. The Group did not classify the operation as discontinued on September 30, 2025, as it does not represent an individually significant line of business, corresponding to only 0.2% of the JBS S.A.'s net assets.

No expense for expected credit losses relating to related-party transactions were recorded during the nine-month period ended September 30, 2025 and 2024.

Remuneration of key management

The Group’s key management is comprised of its executive officers and members of the Board of Directors. The aggregate amount of compensation received by the Group’s key management during the nine-month period ended September 30, 2025 and 2024 was:

	Nine-month period ended September 30
	2025	2024
Salaries and wages	6,082	5,336
Variable cash compensation (1)	25,602	16,599
	31,684	21,935

(1)	Includes US$3,054 paid to certain JBS USA executives related to performance bonuses. These balances were settled through treasury shares of JBS N.V. instead of cash payment.

The Chief Executive Officer, the Administrative and Control Officer, the Chief Financial Officer and the Executive Officer are employed under the Brazilian employment contract regime referred to as CLT (Consolidation of Labor Laws), which sets legal prerogatives for employee benefits.

Except for those described above, the Board of Directors members are not party to any employment contract or any other contracts for additional employee benefits such as post-employment benefits, other long-term benefits or termination benefits that do not conform to Brazilian Labor Law.

9 Income taxes

a. Composition of deferred tax income and social contribution:

	September 30, 2025	December 31, 2024
Deferred income taxes assets	511,482	651,178
Deferred income taxes liabilities	(1,073,116)	(1,095,291)
	(561,634)	(444,113)

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of United States dollar)

	Balance at January 1, 2025	Income statement	Exchange variation	Other adjustments (2)	Balance at September 30, 2025
Tax loss and negative social contribution base	679,275	74,199	61,927	(191,303)	624,098
Expected credit losses on trade accounts receivable	42,304	(9,833)	3,970	—	36,441
Provisions for contingencies	94,487	(6,265)	11,143	—	99,365
Fair value adjustment	(105,836)	(14,833)	(9,281)	—	(129,950)
Tax credits - foreign subsidiaries	8,798	(88)	(79)	—	8,631
Provision for work accident insurance - foreign subsidiaries	8,964	(4,446)	—	—	4,518
Pension plan - foreign subsidiaries	3,209	4,740	(80)	(3,224)	4,645
Trade accounts payable accrual	249,853	37,794	7,270	—	294,917
Non-deductible interest portion - U.S. Tax Reform	279,572	84,158	1	—	363,731
Right of use assets	25,967	1,036	3,092	—	30,095
Goodwill amortization	(727,377)	(29,175)	(103,271)	—	(859,823)
Business combinations	(465,917)	(15,989)	(5,640)	(912)	(488,458)
Inventory valuation	(83,507)	(13,298)	9,897	—	(86,908)
Hedge operations (1)	45,961	(6,648)	6,704	19	46,036
Realization of other reserves	(88,113)	1,922	(14,356)	—	(100,547)
Accelerated depreciation and amortization	(479,922)	(4,985)	(2)	—	(484,909)
Cut Off adjustments (sales)	15,274	1,433	2,644	—	19,351
Other temporary differences	52,895	25,506	(21,268)	—	57,133
Deferred taxes, net	(444,113)	125,228	(47,329)	(195,420)	(561,634)

	Balance at January 1, 2024	Income statement	Exchange variation	Other Adjustments (2)	Balance at September 30, 2024
Tax loss and negative social contribution base	840,172	(238,772)	(63,233)	(553)	537,614
Expected credit losses on trade accounts receivable	38,086	12,365	(2,640)	—	47,811
Provisions for contingencies	78,840	(2,364)	34,771	—	111,247
Fair value adjustment	(56,683)	(19,172)	(2,683)	—	(78,538)
Tax credits - foreign subsidiaries	23,685	19	48	(74)	23,678
Provision for work accident insurance - foreign subsidiaries	7,927	(928)	—	—	6,999
Pension plan - foreign subsidiaries	11,956	1,188	(40)	(8,340)	4,764
Trade accounts payable accrual	277,512	76,153	(50,671)	—	302,994
Non-deductible interest portion - U.S. Tax Reform	211,958	(10,418)	2	—	201,542
Right of use assets	25,417	8,199	(1,963)	—	31,653
Goodwill amortization	(851,840)	(10,269)	84,639	—	(777,470)
Business combinations	(444,250)	(36,524)	3,649	—	(477,125)
Inventory valuation	(148,818)	(37,903)	(1,676)	—	(188,397)
Hedge operations (1)	(25,364)	39,653	(534)	(496)	13,259
Realization of other reserves	(115,640)	2,033	12,795	—	(100,812)
Accelerated depreciation and amortization	(514,285)	17,175	(1)	—	(497,111)
Cut Off adjustments (sales)	—	25,890	(1,446)	—	24,444
Other temporary differences	55,931	(19,626)	(13,378)	—	22,927
Deferred taxes, net	(585,396)	(193,301)	(2,361)	(9,463)	(790,521)

(1)	Hedge and hedge accounting operations are demonstrated in Note 26 - Risk management and financial.

(2)	Mainly refers to the transfer of tax loss carryforwards and negative Social Contribution on Net Profit (CSLL) bases from the indirect subsidiary Seara Alimentos and its indirect subsidiaries to JBS S.A. These tax losses were used to settle a tax assessment related to the taxation of profits earned abroad (TBU) for the 2016 calendar year, which was upheld in a final decision by the Administrative Council of Tax Appeals (CARF) through a casting vote. This enabled full settlement with reductions in fines and interest by using the accumulated tax loss carryforwards. The adjustment also includes deferred taxes related to the gain on the purchase of Agro Alfa and Via Rovigo, as well as cash flow hedge operations recognized in other comprehensive income by the subsidiary Seara Alimentos, and the pension plan in the United States of America.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of United States dollar)

b. Reconciliation of income tax and social contribution expense:

The nominal tax rate of 34% was adopted in the income tax reconciliation as it reflects the expected tax burden on the Group’s profit, since the profits of international subsidiaries located under the JBS S.A. structure are taxed in Brazil at a rate of 34% through the Taxation of Foreign Profits (TBU) mechanism. This rate adequately represents the consolidated nominal tax burden, as provided for in paragraph 85 of IAS 12 – Income Taxes.

	Nine-month period ended September 30,		Three-month period ended September 30,
	2025	2024	2025	2024
Profit before taxes	2,245,943	2,101,737	815,341	1,197,121
Brazilian statutory corporate tax rate	(34)%	(34)%	(34)%	(34)%
Expected tax expense	(763,621)	(714,591)	(277,216)	(407,021)

Adjustments to reconcile taxable income tax expense (benefit):
Share of profit of equity-accounted investees	5,103	(79)	1,520	1,324
Non-taxable tax benefits (3)	165,056	164,991	58,032	55,412
Transfer pricing adjustments	—	(7,126)	—	59,613
Difference of tax rates on taxable income from foreign subsidiaries	96,902	128,842	49,938	(2,239)
Profits taxed by foreign jurisdictions (4)	(37,591)	25,925	44,406	61,803
Deferred income tax not recognized	86,093	(199,592)	10,026	(203,623)
Dividends paid abroad	(10,809)	(10,483)	(10,809)	—
Non-taxable interest - foreign subsidiaries	9,414	11,715	3,151	3,909
Donations and social programs (5)	—	(929)	—	1,176
SELIC interest on tax credits	33,946	5,169	2,631	1,050
Brazilian tax incentive law - Lei do Bem	1,397	—	—	—
Other permanent differences	(37,060)	3,658	(52,896)	(11,919)
Current and deferred income tax expense	(451,170)	(592,500)	(171,217)	(440,515)

Current income tax	(576,398)	(399,199)	(185,942)	(142,382)
Deferred income tax	125,228	(193,301)	14,725	(298,133)
	(451,170)	(592,500)	(171,217)	(440,515)
Effective income tax rate	(20.09)%	(28.19)%	(21.00)%	(36.80)%

Additional information - Analysis of the variation in the effective rate:

The average effective tax rate is calculated as the ratio between tax expense (income) and accounting profit. This rate can be influenced by operations that impact tax expense (income), but which have no direct relationship with net income for the period. The following are examples of these operations: the effects of unrecognized deferred taxes, income tax, and social contributions on the realization of the revaluation reserve. This information should be considered when analyzing the effective tax rate.

(3)	The Group and its subsidiaries have subsidies granted by state governments, as a presumed credit, in accordance with the regulations of each state. The amounts appropriated from this tax incentive as revenue in the income statement are excluded in the calculation of taxes on profit, when the requirements set out in current legislation are met.

(4)	According to Law No. 12,973/14, the income from foreign subsidiaries must be taxed at the Brazilian statutory tax rate of 34%, and the income tax paid abroad by these subsidiaries may be used to compensate income taxes to be paid in Brazil. The results obtained from foreign subsidiaries are subject to taxation by the countries where they are based, according to applicable rates and legislation (profits taxed by-foreign jurisdictions included in the reconciliation of income tax and social contribution expense). The Group analyzes the results of each subsidiary for the application of its income tax legislation, in order to respect the treaties signed by Brazil and avoid double taxation.

(5)	Refers to donations made by the indirect subsidiary JBS S.A., as described in note 25 - Expenses by nature.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of United States dollar)

Global Minimum Tax

From the 2024 calendar year onward, Pillar II rules came into effect in various jurisdictions, impacting multinationals operating in these markets.

Since the Group operates in several jurisdictions that adopted the global minimum tax from 2024, including Australia, Canada, France, Ireland, Luxembourg, Malta, the Netherlands, and the United Kingdom, the Company assessed the potential impact of these regulations. Based on current assessments, the Company has not identified any significant tax exposure resulting from this tax.

10 Investments in equity-accounted investees, associates and joint venture

Refers to investments in associate and joint venture:

					Equity
	Participation	Balance at January 1, 2025	Addition (disposal)	Profit distribution	Changes in the equity of investees	Proportionate share of income	Balance at September 30, 2025
Meat Snacks Partners, LLC	50%	19,334	—	(6,197)	2,367	7,243	22,747
JBS Foods Ontario, Inc.	100%	17,372	—	—	14	841	18,227
Birla Societá Agricola Srl	20%	1,606	—	—	212	57	1,875
Mantiqueira Alimentos (1)	48.5%	—	165,271	—	11,552	6,867	183,690
Total		38,312	165,271	(6,197)	14,145	15,008	226,539

				Equity
	Participation	Balance at January 1, 2024	Profit distribution	Changes in the equity of investees	Proportionate share of income	Balance at September 30, 2024
Meat Snacks Partners, LLC	50%	38,922	(8,460)	(3,414)	(977)	26,071
JBS Foods Ontario, Inc.	100%	15,994	—	—	757	16,751
Birla Societá Agricola Srl	20%	1,685	—	15	(11)	1,689
Total		56,601	(8,460)	(3,399)	(231)	44,511

(1)	The Company, through its subsidiary JBS Holding, formalized on January 27, 2025, an agreement to acquire 48.5% of the total share capital and 50% of the voting shares of Mantiqueira Alimentos Ltda., a leading company in organic eggs (produced without antibiotics, hormones, and with free-range hens). The transaction received unconditional approval from CADE (Administrative Council for Economic Defense) on February 26, 2025 and was finalized on April 1st, 2025.

11 Property, plant and equipment

Changes in property, plant and equipment:

	Balance at January 1, 2025	Additions net of transfers (1)(2)	Disposals	Depreciation	Exchange rate variation	Balance at September 30, 2025
Buildings	3,982,477	404,688	(207)	(189,956)	294,657	4,491,659
Land	1,069,392	15,674	(5,677)	—	108,956	1,188,345
Machinery and equipment	4,038,196	594,619	(5,420)	(488,467)	262,560	4,401,488
Facilities	682,348	110,843	(1,763)	(40,553)	115,397	866,272
Computer equipment	187,164	44,398	(1,794)	(46,964)	8,466	191,270
Vehicles (land and air)	275,582	91,350	(13,757)	(37,932)	28,295	343,538
Construction in progress	1,238,785	77,596	(3,259)	—	104,972	1,418,094
Other	306,936	86,285	(12,874)	(37,590)	20,443	363,200
	11,780,880	1,425,453	(44,751)	(841,462)	943,746	13,263,866

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of United States dollar)

	Balance at January 1, 2024	Additions net of transfers (1)	Disposals	Depreciation	Exchange rate variation	Balance at September 30, 2024
Buildings	4,305,145	215,591	(10,647)	(192,967)	(199,101)	4,118,021
Land	1,209,739	22,758	(4,053)	—	(86,076)	1,142,368
Machinery and equipment	4,310,590	520,599	(22,461)	(478,107)	(141,903)	4,188,718
Facilities	764,036	129,345	(405)	(39,469)	(87,682)	765,825
Computer equipment	166,291	53,346	(2,013)	(37,544)	(4,347)	175,733
Vehicles (land and air)	272,663	72,166	(7,587)	(33,638)	(15,601)	288,003
Construction in progress	1,636,719	(147,140)	(4,301)	—	(79,357)	1,405,921
Other	253,006	69,936	(836)	(30,308)	(5,257)	286,541
	12,918,189	936,601	(52,303)	(812,033)	(619,324)	12,371,130

(1)	Additions for each category includes transfers from construction in progress during the period.

(2)	Of the total amount of additions net of transfers, US$267 refers to the acquisition of JBS Terminais Ltda.

For the nine-month period ended September 30, 2025, the amount of capitalized interest added to construction in progress and included in additions was US$25,509 (US$26,156 for the nine-month period ended September 30, 2024).

For the nine-month period ended September 30, 2025, the capitalization rate used was 5.15% p.y. (5.82% p.y. for the nine-month period ended September 30, 2024)

The Group assesses the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. When future undiscounted cash flows of assets are estimated to be insufficient to recover their related carrying value, the Group compares the asset’s estimated future cash flows, discounted to present value using a risk-adjusted discount rate, to its current carrying value and records a provision for impairment as appropriate. The indirect subsidiary JBS USA recognized an impairment of property, plant and equipment in the amount of US$844, related to the restructuring of its indirectly held subsidiary, Pilgrim’s Pride Corporation (PPC).

12 Leases

The Group uses the optional exemption to not recognize a right of use asset and lease liability for short term (less than 12 months) and low value leases. The average discount rate used for measuring lease liabilities was 5.45% at September 30, 2025 (5.08% at September 30, 2024).

12.1 Right of use asset

Changes in the right of use asset:

	Balance at January 1, 2025	Additions (1)	Terminated contracts	Amortization	Exchange rate variation	Balance at September 30, 2025
Growing facilities	632,267	117,112	(25,095)	(109,866)	53,580	667,998
Buildings	638,981	73,042	(25,841)	(71,438)	36,785	651,529
Vehicles (land)	189,036	60,683	(12,385)	(53,616)	5,305	189,023
Machinery and equipment	106,597	23,411	(4,968)	(38,659)	10,363	96,744
Operating plants	8,622	1,685	(150)	(2,386)	1,298	9,069
Land	15,999	3,965	(81)	(2,078)	415	18,220
Computer equipment	5,371	6,474	—	(1,468)	806	11,183
Concession Agreement (2)	—	3,780	—	(2,935)	192	1,037
	1,596,873	290,152	(68,520)	(282,446)	108,744	1,644,803

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of United States dollar)

	Balance at January 1, 2024	Additions (1)	Terminated contracts	Amortization	Exchange rate variation	Balance at September 30, 2024
Growing facilities	805,370	64,590	(25,761)	(119,279)	(44,794)	680,126
Buildings	532,104	161,995	(14,929)	(67,582)	(11,490)	600,098
Vehicles (land)	223,720	36,458	(2,417)	(54,947)	1,065	203,879
Machinery and equipment	90,101	63,805	(4,313)	(34,949)	(3,356)	111,288
Operating plants	19,695	(59)	(4,035)	(3,373)	(1,678)	10,550
Land	19,186	663	(14)	(1,953)	(582)	17,300
Computer equipment	15,534	—	(158)	(6,415)	(1,464)	7,497
	1,705,710	327,452	(51,627)	(288,498)	(62,299)	1,630,738

(1)	The additions have been reduced by the PIS/COFINS tax effect. The net impact is US$3,821 and US$5,304 in the consolidated total respectively as of September 30, 2025 and 2024.

(2)	Of the total amount of additions, US$1,220 refers to the acquisition of JBS Terminais Ltda.

12.2 Lease liabilities

	September 30, 2025	December 31, 2024
Undiscounted lease payments	2,221,827	2,135,128
Present value adjustment	(424,129)	(401,099)
	1,797,698	1,734,029
Breakdown:
Current liabilities	356,358	335,681
Non-current liabilities	1,441,340	1,398,348
	1,797,698	1,734,029

Changes in the lease liability:

	Balance at January 1, 2025	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	Balance at September 30, 2025
Lease liability	1,734,029	306,439	77,089	(362,028)	(84,837)	127,006	1,797,698

	Balance at January 1, 2024	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	Balance at September 30, 2024
Lease liability	1,841,227	330,988	74,935	(352,079)	(56,013)	(67,431)	1,771,627

The non-current portion of the lease liability schedule is as follows:

September 30, 2025
2026	242,930
2027	241,683
2028	208,728
2029	187,317
2030	194,679
Maturities after 2030	692,774
Total Future Minimum Lease Payments	1,768,111
Less: Imputed Interest	(326,771)
Present Value of Lease Liabilities	1,441,340

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of United States dollar)

13 Intangible assets

Changes in intangible assets:

	Balance at January 1, 2025	Additions (1)	Disposals	Amortization	Exchange rate variation	Balance at September 30, 2025
Amortizing:
Trademarks	293,519	835	—	(21,065)	29,345	302,634
Software	30,611	5,546	(1,422)	(5,148)	4,664	34,251
Customer relationships	408,149	2,126	(735)	(50,763)	15,396	374,173
Supplier contracts	20,548	—	—	(2,732)	2,091	19,907
Others	13,975	2,268	(4,471)	(5,057)	1,759	8,474
Non-amortizing:
Trademarks	1,025,095	570	—	—	72,337	1,098,002
Water rights	11,302	—	—	—	169	11,471
	1,803,199	11,345	(6,628)	(84,765)	125,761	1,848,912

	Balance at January 1, 2024	Additions	Disposals	Amortization	Exchange rate variation	Balance at September 30, 2024
Amortizing:
Trademarks	341,183	682	—	(22,056)	653	320,462
Software	24,941	17,210	(7)	(4,635)	(3,151)	34,358
Customer relationships	486,166	—	—	(54,213)	6,590	438,543
Supplier contracts	28,077	—	—	(2,815)	(1,999)	23,263
Others	1,044	33	—	(178)	(53)	846
Non-amortizing:
Trademarks	1,092,793	484	—	—	8,042	1,101,319
Water rights	11,391	214	—	—	52	11,657
	1,985,595	18,623	(7)	(83,897)	10,134	1,930,448

(1)	Of the total amount of additions, US$2,205 refers to the acquisition of JBS Terminais Ltda.

14 Goodwill

Goodwill represents the positive difference between consideration paid to purchase a business and the net fair value of identifiable assets and liabilities of the acquired entity. Goodwill is recognized as an asset and included in “Goodwill” in the Statement of Financial Position. Goodwill is related to an expectation of future earnings of the acquired subsidiary after assets and liabilities are combined with the Group and cost savings resulting from synergies expected to be achieved upon the integration of the acquired business.

Changes in goodwill:

	September 30, 2025	September 30, 2024
Balance at the beginning of the period	5,417,134	6,105,020
Business combinations adjustments (1)	(695)	—
Exchange rate variation	481,753	(256,698)
Balance at the end of the period	5,898,192	5,848,322

(1)	Refers to the business combination adjustment for the acquisition of JBS Terminais Ltda.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of United States dollar)

CGUs	September 30, 2025	December 31, 2024
Brazil Beef	1,705,322	1,464,710
Seara	700,704	602,869
USA Pork	694,534	694,534
Australia Smallgoods	298,331	283,441
Australia Meat	269,864	256,395
PPC - Fresh Poultry	427,811	401,396
PPC - Brands & Snacking	—	262,431
PPC - Fresh Pork/Lamb	215,839	202,512
PPC - Food Service	184,518	173,125
PPC - Meals	—	58,178
PPC - Added Value (1)	347,499	—
Others CGUs without significant goodwill (2)	1,053,770	1,017,543
Total	5,898,192	5,417,134

For the nine-month period ended September 30, 2025 and for December 31, 2024 there were no indicators of impairment of goodwill within any CGU.

(1)	On August 5, 2025, the indirect subsidiary JBS USA completed the reorganization of its Cash-Generating Units (CGUs), driven by restructuring initiatives at its indirect subsidiary, Pilgrim’s Pride Corporation (“PPC”), in Europe. This reorganization resulted in the redefinition of the structure of the CGUs “PPC - Brands and Snacking” and “PPC - Meals”, which were consolidated into the new CGU “PPC - Added Value.” No impairment loss was recognized for the nine-month period ended September 30, 2025 as a result of this reorganization.

(2)	Correspond to 12 Cash-Generating Units (CGUs) which, due to their individually immaterial values, have been grouped under the category ‘Other’.

15 Trade accounts payable and Supply chain finance

	September 30, 2025	December 31, 2024
Domestic:
Commodities	1,829,733	1,961,391
Materials and services	3,169,716	3,138,734
Finished products	99,853	81,608
Present value adjustment	(8,537)	(9,685)
	5,090,765	5,172,048

Foreign:
Commodities	17,063	20,357
Materials and services	338,758	271,481
Finished products	782	1,627
	356,603	293,465

Total trade accounts payable	5,447,368	5,465,513

Supply chain finance (1)
Domestic	1,136,944	718,884
Foreign	4,238	9,826
Total supply chain finance	1,141,182	728,710
Total	6,588,550	6,194,223

(1)	JBS S.A. initiates transactions with financial institutions that allow the suppliers to anticipate their receivables in the domestic market. Apart from an insignificant extension of payment terms, there was no operational or commercial change in the process, and the aforementioned discounted risk transaction does not lead to a change in the prices practiced by suppliers, maintaining the same price composition that was in place prior to the discounted risk operation by these same suppliers. Additionally, this operation did not incur any other burdens for the Group and all financial costs of the operation are the responsibility of the suppliers.

Commitment to Purchase for Future Delivery

The indirect subsidiary JBS S.A. has commitments to purchase cattle for future delivery signed with certain suppliers, in which the Group guarantees the acquisition of cattle for a fixed price, or to be fixed, with no cash effect on the Group until the cattle are delivered. Based on these future delivery contracts, JBJ Agropecuária Ltda. has already advanced this operation with the banks under the supply chain finance method. As of September 30, 2025, the amount of this transaction was US$155,840 (US$58,944 at December 31, 2024), this operation is recognized as supply chain finance.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of United States dollar)

16 Loans and financing

	Average			Payment	Current		Non-current
Type	annual interest rate	Currency	Index	terms / non- current debt	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024

Foreign currency
ACC - Advances on exchange	5.04%	USD	—	2025	241,272	1,015,010	—	—
Prepayment	5.69%	USD	SOFR	2025 - 27	—	100,296	—	—
FINIMP	5.46%	EUR	Euribor	2025	—	614	—	—
Working Capital - Dollars	4.14%	USD	SOFR	2030	2,435	6,238	1,925	2,223
CRA - Agribusiness Receivables Certificates	5.36%	USD	—	2029	2,554	719	100,361	65,189
Export credit note	4.94%	USD	SOFR	2025	251,707	102,367	—	—
Others	6.88%	Several	Several	-	2,087	3,584	1,736	1,691
					500,055	1,228,828	104,022	69,103
Local currency
FINAME	6.00%	BRL	—	2025	—	5	—	—
Notes 2.50% JBS Fin 2027	2.50%	USD	—	2027	544	11,458	105,133	990,319
Notes 5.13% JBS Lux 2028	5.13%	USD	—	2028	—	19,085	—	889,288
Notes 6.5% JBS Lux 2029	6.50%	USD	—	2029	—	934	—	69,842
Notes 3.00% JBS Lux 2029	3.00%	USD	—	2029	2,850	7,399	590,875	588,860
Notes 5.5% JBS Lux 2030	5.50%	USD	—	2030	—	31,312	—	1,241,293
Notes 3.75% JBS Lux 2031	3.75%	USD	—	2031	6,060	1,489	489,420	488,985
Notes 3.00% JBS Lux 2032	3.00%	USD	—	2032	11,167	3,750	984,417	982,670
Notes 3.63% JBS Fin 2032	3.63%	USD	—	2032	7,219	16,096	956,900	955,546
Notes 5.75% JBS Lux 2033	5.75%	USD	—	2033	47,242	23,621	1,629,438	1,626,266
Notes 6.75% JBS Lux 2034	6.75%	USD	—	2034	3,956	30,068	1,487,415	1,485,757
Notes 5.95% JBS USA 2035	5.95%	USD	—	2035	40,989	—	986,961	—
Notes 4.38% JBS Lux 2052	4.38%	USD	—	2052	6,234	16,188	888,030	887,691
Notes 6.50% JBS Lux 2052	6.50%	USD	—	2052	32,981	8,106	1,526,693	1,526,099
Notes 7.25% JBS Lux 2053	7.25%	USD	—	2053	24,288	8,038	883,647	883,217
Notes 5.5% JBS Lux 2036	5.50%	USD	—	2036	16,424	—	1,230,880	—
Notes 6.25% JBS Lux 2056	6.25%	USD	—	2056	18,663	—	1,234,907	—
Notes 6.38% JBS Lux 2066	6.38%	USD	—	2066	15,229	—	983,964	—
Notes 6.38% JBS USA 2055	6.38%	USD	—	2055	4,516	—	730,609	—
Notes 4.25% PPC 2031	4.25%	USD	—	2031	15,415	7,577	786,715	844,203
Notes 3.50% PPC 2032	3.50%	USD	—	2032	2,449	10,413	892,658	892,253
Notes 6.25% PPC 2033	6.25%	USD	—	2033	14,094	30,285	910,519	966,001
Notes 6.88% PPC 2034	6.88%	USD	—	2034	12,795	4,201	487,215	486,078
Working Capital - Euros	2.48%	EUR	Euribor	2025 - 28	37,959	21,789	14,681	8,684
Working Capital - Pounds	5.65%	GBP	—	2025	9,543	—	—	—
Export credit note	16.76%	BRL	CDI	2025 - 30	902	858	463	847
CDC - Direct credit to consumers	16.64%	BRL	—	2028	1,590	9,346	27	815
Livestock financing - Pre	10.83%	BRL	—	2025	—	341,493	—	—
Livestock financing	14.90%	BRL	CDI	2026	114,174	—	—	—
CRA - Agribusiness Receivables Certificates	7.05%	BRL	IPCA	2029-55	15,933	11,415	1,744,717	1,218,300
Commercial Paper	5.00%	—	—	-	—	202,144	—	—
Others	0.44%	Several	Several	-	36,137	38,327	118,929	140,454
Total					499,353	855,397	19,665,213	17,173,468

					999,408	2,084,225	19,769,235	17,242,571

Average annual interest rate: Refers to the weighted average nominal cost of interest at the reporting date. The loans and financings are fixed by a fixed rate or indexed to rates: CDI, TJLP (the Brazilian government’s long-term interest rate), LIBOR and EURIBOR, among others.

The availability of revolving credit facilities for JBS USA was US$2.9 billion as of September 30, 2025 (US$2.9 billion as of December 31, 2024). In Brazil, the availability of revolving credit facilities was US$500,000 (US$500,000 at December 31, 2024).

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of United States dollar)

The non-current portion of the principal payment schedule of loans and financing is as follows:

Maturity	September 30, 2025

2026	11,208
2027	131,923
2028	104,538
2029	642,609
2030	149,214
Maturities after 2030	18,729,743
19,769,235

16.1 Guarantees and contractual restrictions (“covenants”)

The Group was in compliance with all of its financial debt covenants restrictions as of September 30, 2025.

17 Income and other taxes payable

Income and other taxes payable are comprised of the following:

	September 30, 2025	December 31, 2024

Taxes payable in installments	28,839	44,426
PIS / COFINS tax payable	18,604	15,378
ICMS / VAT / GST tax payable	38,487	37,868
Withholding income taxes	347,092	346,785
IPTU and others	106,618	75,932
Subtotal	539,640	520,389
Income taxes payable	242,634	233,027
Total	782,274	753,416

Breakdown:
Current liabilities	366,317	346,761
Non-current liabilities	415,957	406,655
	782,274	753,416

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of United States dollar)

18 Payroll and social charges

Payroll and social charges are comprised of the following:

	September 30, 2025	December 31, 2024

Social charges in installments	288,062	356,545
Bonus and vacation along with related social charges	919,071	804,551
Salaries and related social charges	543,355	561,990
Others	15,108	65,383
	1,765,596	1,788,469
Breakdown:
Current liabilities	1,489,505	1,435,751
Non-current liabilities	276,091	352,718
	1,765,596	1,788,469

19 Provisions for legal proceedings

The Group is party to several lawsuits arising in the ordinary course of business for which provisions are recognized for those deemed probable of loss based on estimated costs determined by management as follow:

Breakdown:
	September 30, 2025	December 31, 2024
Current liabilities	100,940	280,804
Non-current liabilities	224,723	216,659
	325,663	497,463

	September 30, 2025	December 31, 2024

Labor	102,275	87,127
Civil	164,408	340,644
Tax and Social Security	58,980	69,692
Total	325,663	497,463

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of United States dollar)

	September 30, 2025				December 31, 2024
	Labor	Civil	Tax and Social Security	Total	Labor	Civil	Tax and Social Security	Total

Brasil	102,215	63,455	58,970	224,640	87,075	59,796	68,516	215,387
USA	—	100,940	—	100,940	—	280,804	—	280,804
Others jurisdictions	60	13	10	83	52	44	1,176	1,272
Total	102,275	164,408	58,980	325,663	87,127	340,644	69,692	497,463

19.1 - Labor - Changes in provisions:

Jurisdiction	Balance at January 1, 2025	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at September 30, 2025

Brazil	87,075	46,995	(53,537)	7,339	14,343	102,215
Other jurisdictions	52	4	—	—	4	60
Total	87,127	46,999	(53,537)	7,339	14,347	102,275

Jurisdiction	Balance at January 1, 2024	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at September at 30, 2024

Brazil	107,940	49,708	(52,202)	5,352	(12,043)	98,755
Other jurisdictions	64	4,220	(4,381)	495	(338)	60
Total	108,004	53,928	(56,583)	5,847	(12,381)	98,815

19.2 - Civil - Changes in provisions:

Jurisdiction	Balance at January 1, 2025	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at September 30, 2025

Brazil	59,796	11,238	(21,127)	4,184	9,364	63,455
USA	280,804	159,198	(339,062)	—	—	100,940
Other jurisdictions	44	(2)	(29)	(6)	6	13
Total	340,644	170,434	(360,218)	4,178	9,370	164,408

Jurisdiction	Balance at January 1, 2024	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at September at 30, 2024

Brazil	73,502	15,133	(15,923)	5,715	(8,483)	69,944
USA	197,440	81,226	(68,640)	—	30	210,056
Other jurisdictions	47	(4,320)	108	(257)	4,465	43
Total	270,989	92,039	(84,455)	5,458	(3,988)	280,043

Civil legal proceedings (probable loss):

United States

The civil legal proceedings involve class-action lawsuits alleging violations of federal and state antitrust laws, as well as laws governing unfair competition, unjust enrichment, unusual business practices, and consumer protection related to beef, pork and chicken sales, as well as Canada and US State Matters.

The Group, together with its legal department and external counsel, continues to monitor the progress of the antitrust cases and believes that the accounting provisions recorded as of the date of these interim financial statements are sufficient to cover the associated risk.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of United States dollar)

19.3 - Tax and Social Security - Changes in provision:

Jurisdiction	Balance at January 1, 2025	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at September 30, 2025

Brazil	68,516	(13,241)	(3,435)	(2,565)	9,695	58,970
Other jurisdictions	1,176	(38)	(508)	(752)	132	10
Total	69,692	(13,279)	(3,943)	(3,317)	9,827	58,980

Jurisdiction	Balance at January 1, 2024	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at September at 30, 2024

Brazil	133,006	(23,804)	(1,875)	8,251	(14,427)	101,151
Other jurisdictions	1,394	627	81	(318)	(480)	1,304
Total	134,400	(23,177)	(1,794)	7,933	(14,907)	102,455

Legal proceedings (possible loss):

In the nine-month period ended September 30, 2025, the Company did not identify significant changes in the estimates of range of loss related to legal provisions which the probability of loss is considered possible.

●	Brazil

a. Profits abroad

Between the calendar years 2006 and 2018, the indirect subsidiary JBS S.A. was subject to assessments arising from tax charges on profits earned abroad that were supposed to be included in the IRPJ and CSLL calculation basis, also including invoices disallowances paid by investees abroad, on the grounds that they could not have been used to offset IRPJ and CSLL due in Brazil. These charges also involve the imposition of officio fines, isolated fines and interest. JBS S.A. clarifies that a large part of the collection of IRPJ and CSLL on profits from abroad refers to profits from investees located in jurisdictions with which Brazil has agreements to avoid double taxation. In addition, a relevant part of the charge covers the discussion regarding the formal requirements demanded by the inspection authorities for the purposes of consolidating the results abroad of its direct or indirect investees, and it is certain that JBS S.A. disagrees with the criteria applied by the inspection authorities and has submitted a defense. For almost all of the debts, JBS S.A. is defending itself at the administrative level and is awaiting judgment. JBS S.A. assessed the relevant tax rulings, verifying any divergences in relation to the tax positions adopted by JBS S.A.. Based on this analysis, and taking into account legal opinions and applicable jurisprudence, JBS S.A. has a provision in the total amount of US$750 million, referring to the divergence of positions on the taxation of profits of affiliates abroad in countries with international agreements recorded and reducing the heading of recoverable taxes, reflecting the probability of future realization of these amounts.

20 Equity

a.	Share capital: On September 30, 2025, the Company’s share capital consisted of 814,216,001 class A common shares and 294,842,184 class B common shares, totaling US$35,114. (US$13,177,841 on December 31, 2024).

b.	Capital reserve: On September 30, 2025, the Company’s capital reserve amounted to US$7,299,425 (US$(180,586) on December 31, 2024).

During the nine-month period ended September 30, 2025, the following capital transactions occurred:

b.1. Share Premium Distribution: On May 9, 2025, the shareholders approved a distribution from the share premium account in the amount of US$193,432. On June 15, 2025, an additional distribution from the share premium account was approved in the amount of US$193,572.

b.2. Cancellation of Class B Shares: On May 20, 2025, by shareholders’ resolution of JBS N.V., the share capital reduction was approved through the cancellation of 3,468,538 Class B shares held by J&F Investments Luxembourg S.à r.l., without any financial compensation

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of United States dollar)

b.3. Contribution of Shares: On May 22, 2025, within the scope of the Dual Listing transaction, the contribution by JBS N.V. of 572,981,486 Class A shares, which were held in treasury, to JBS Participações Societárias S.A., at the book value of JBS S.A.’s shares, was approved.

b.4. Merger of Shares: On May 23, 2025, the following resolutions were approved: (i) the merger, by JBS Participações Societárias S.A., of the JBS S.A. shares held by the minority shareholders (free float), representing 51.2% of JBS S.A.’s share capital; and (ii) the issuance, by JBS Participações Societárias S.A., of 572,981,486 mandatory redeemable preferred shares (MRPS), in the total amount of U$4 billion, based on JBS S.A.’s book value as of the transaction date, with U$0.18 allocated to share capital and the remainder to share premium.

b.5. Redemption of Shares: On May 23, 2025, the full redemption of JBS Participações Societárias S.A.’s MRPS held by minority shareholders was approved, to be settled through the delivery of BDRs to such shareholders.

b.6. Common Share Contribution: On May 23, 2025, J&F Investments Luxembourg S.à r.l. contributed 522,224,559 common shares of JBS Participações Societárias S.A., in the amount of U$1.8 billion, to share premium.

b.7. Repurchase of Class A Shares: On June 12, 2025, the repurchase of 19,669,712 class A shares was approved, at no cost to the Company, in the amount of US$192.

b.8. New Repurchase Plan: On August 13, 2025, the Board of Directors approved a new share repurchase plan authorizing the acquisition of Class A common shares and Brazilian Depositary Receipts (BDRs) for an aggregate amount of up to US$400 million. Subsequently, on October 14, 2025, the Board approved an increase in the maximum limit of funds available under the plan to US$600 million. During the period ended September 30, 2025, the Company repurchased 23,211,318 shares, in the amount of US$362.5 million.

c.	Dividends: On March 13, 2025, PPC announced that its Board of Directors had approved the distribution of a special cash dividend in the amount of US$6.30 per share. The payment, totaling US$1.5 billion, was made on April 17, 2025, to shareholders. Of this total, US$264.1 million was allocated to non-controlling shareholders.

On July 30, 2025, PPC announced that its Board of Directors had approved the distribution of a special cash dividend in the amount of US$2.10 per share. The payment, totaling approximately US$500.0 million, was made on September 3, 2025, to shareholders. Of this total, US$88.4 million was allocated to non-controlling shareholders.

During the three-month period ended September 30, 2025, the Company received dividends from its subsidiary JBS S.A., totaling US$ 420.5 million. The payments were made on August 14, 2025, August 20, 2025, August 27, 2025, and September 3, 2025, in the amounts of US$60.5 million, US$150.0 million, US$120.0 million, and US$90.0 million, respectively. These amounts correspond to the distribution of interim and special dividends approved on the respective dates.

In October 2025, the Company received dividends from its subsidiary JBS S.A. totaling US$200.0 million. The payments were made on October 15, 2025, October 21, 2025 and October 31, 2025, in the amounts of US$75.0 million, US$75.0 million and US$50.0 million, respectively. These amounts correspond to the distribution of interim dividends approved on the respective dates.

d.	Non-controlling interest: Material non-controlling interest as of September 30, 2025 consisted of the 17.7% (17.6% as of December 31, 2024), of PPC common stock not owned by JBS USA. JBS USA’s voting rights in PPC are limited to 82.3% as of September 30, 2025 (82.4% as of December 31, 2024) of the total. The profit allocated to the PPC non-controlling interest was US$176,621 and US$151,553 for the nine-month period ended September 30, 2025 and 2024, respectively. The accumulated non-controlling interest in PPC was US$710,146 as of September 30, 2025 (US$880,810 as of December 31, 2024). For the nine-month period ended September 30, 2025, purchase of treasury stock by PPC was nil (nil for the nine-month period ended September 30, 2024). Below are the PPC total net sales, net income, cash provided by operations, total assets and total liabilities for the periods indicated.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of United States dollar)

	Nine-month period ended September 30,
	2025	2024

Net Revenue	13,979,716	13,506,227
Net Income	995,413	851,451
Net cash provided by operating activities	1,080,440	1,640,792

	September 30, 2025	December 31, 2024

Total assets	9,952,401	10,650,576
Total liabilities	6,396,724	6,397,180
Total equity	3,555,677	4,253,396

21 Net revenue

	Nine-month period ended September 30,		Three-month period ended September 30,
	2025	2024	2025	2024
Domestic sales	46,876,131	42,500,372	16,601,753	14,663,139
Export sales	16,245,020	14,708,513	5,995,231	5,262,867
Net revenue	63,121,151	57,208,885	22,596,984	19,926,006

21.1 Contract balances - Advances from customer

Advances from customers are related to payments received in advance of satisfying the performance obligation under the contract. Moreover, a contract liability is recognized when the Group has an obligation to transfer products to a customer from whom the consideration has already been received. The recognition of the contractual liability occurs at the time when the consideration is received. The Group recognizes revenue upon fulfilling the related performance obligation. Contract liabilities are presented as advances from customers in the statement of financial position.

The following table provides information about trade accounts receivable and contract liabilities from contracts with customers:

	Note	September 30, 2025	December 31, 2024
Trade accounts receivable	4	3,847,840	3,735,540
Contract liabilities		(285,466)	(151,947)
Total accounts receivable, net of advances		3,562,374	3,583,593

22 Net finance expense

	Nine-month period ended September 30,		Three-month period ended September 30,
	2025	2024	2025	2024
Exchange rate variation	123,246	84,655	66,424	(68,731)
Fair value adjustments on derivatives	(54,088)	(353,763)	(63,681)	54,807
Interest expense (1)	(1,273,198)	(1,251,090)	(480,203)	(399,416)
Interest income (2)	363,080	309,401	135,030	98,668
Bank fees and others	(135,138)	(98,656)	(65,719)	(46,418)
	(976,098)	(1,309,453)	(408,149)	(361,090)

Finance income	508,017	517,594	202,920	153,475
Finance expense	(1,484,115)	(1,827,047)	(611,069)	(514,565)
	(976,098)	(1,309,453)	(408,149)	(361,090)

(1)	For the nine-month period ended September 30, 2025, the amount of US$909,415 (US$864,371 for the nine-month period ended September 30, 2024) refers to interest expenses from loans and financings.
(2)	For the nine-month period ended September 30, 2025, the amount of US$132,735 (US$136,247 for the nine-month period ended September 30, 2024) refers to interest income from short-term investments.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of United States dollar)

23 Earnings (loss) per share

	Nine-month period ended September 30,		Three-month period ended September 30,
	2025	2024 (1)	2025	2024 (1)
Net income attributable to Company shareholders	1,609,192	1,354,020	580,887	692,923
Weighted average - common shares outstanding	1,109,058,185	1,109,058,185	1,109,058,185	1,109,058,185

Basic and diluted earnings (loss) per share - (US$)	1.45	1.22	0.52	0.62

(1)	The weighted average number of common shares outstanding for 2024 was retrospectively adjusted to reflect the 2025 share structure for comparability.

24 Operating segments

The Group’s Management has defined operating segments based on the reports that are used to make strategic decisions, analyzed by the Chief Operating Decision Maker (CODM) - our Chief Executive Officer (CEO), there are seven reportable segments: Brazil, Seara, Beef North America, Pork USA, Pilgrim’s Pride, Australia and Miscellaneous segments. The segment operating profit or loss is evaluated by the CODM, based on Adjusted EBITDA.

Adjusted EBITDA consists of profit or loss before taxes, applying the same accounting policies described in these financial statements, except for the following adjustments as described below: exclusion of profit sharing from equity investments, net of taxes; exclusion of financial income and expenses, exclusion of depreciation and amortization expenses, exclusion of expenses with antitrust agreements; exclusion of donations and social programs expenses; exclusion impairment of assets; exclusion of restructuring; exclusion of fiscal payments and installments; exclusion of avian influenza; and exclusion of certain other operating income (expense), net.

Brazil: this segment includes the indirect subsidiary JBS S.A.’s operating activities, mainly represented by slaughter facilities, cold storage and meat processing, fattening, feed and production of beef by-products such as leather, collagen and other products produced in Brazil. Revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chains.

Seara: this segment includes all the operating activities of the indirect subsidiary Seara Alimentos Ltda. and its subsidiaries, mainly represented by chicken and pork processing, production and commercialization of food products and value-added products. Revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chains.

Beef North America: this segment includes the indirect subsidiary JBS USA beef processing operations in North America and the plant-based businesses in Europe. Beef also sells by-products to the variety meat, feed processing, fertilizer, automotive and pet food industries and also produces value-added meat products including toppings for pizzas. Finally, Sampco LLC imports processed meats and other foods such as canned fish, fruits and vegetables to the US and Vivera produces and sells plant-based protein products in Europe.

Pork USA: this segment includes the indirect subsidiary JBS USA’s pork operations, including Swift Prepared Foods. Revenues are generated from the sale of products predominantly to retailers of fresh pork including trimmed cuts such as loins, roasts, chops, butts, picnics and ribs. Other pork products, including hams, bellies and trimmings, are sold predominantly to further processors who, in turn, manufacture bacon, sausage, and deli and luncheon meats. In addition, revenues are generated from the sale of case ready products, including the recently acquired TriOak business. As a complement to our pork processing business, we also conduct business through our hog production operations, including four hog farms and five feed mills, from which, JBS Lux will source live hogs for its pork processing operations.

Pilgrim’s Pride: this segment includes the indirect subsidiary PPC’s operations, including Moy Park, Tulip and Pilgrim’s Consumer Foods as well, mainly represented by chicken processing, production and commercialization of food products and prepared foods in the United States of America, Mexico, United Kingdom and France. The fresh chicken products consist of refrigerated (non-frozen) whole or cut-up chicken, either pre-marinated or non-marinated, and pre-packaged chicken in various combinations of freshly refrigerated, whole chickens and chicken parts. The prepared chicken products include portion-controlled breast fillets, tenderloins and strips, delicatessen products, salads, formed nuggets and patties and bone-in chicken parts. These products are sold either refrigerated or frozen and may be fully cooked, partially cooked or raw. In addition, these products are breaded or non-breaded and either pre-marinated or non-marinated. The segment also generates revenue from the sale of prepared pork products through PPL, a subsidiary acquired by PPC in October 2019. The segment includes PPC’s PFM subsidiary, acquired in September 2021, and generates revenues from branded and private label meats, meat snacks, food-to-go products, and ethnic chilled and frozen ready meals.

Australia: Our Australia segment includes our fresh, frozen, value-added and branded beef, lamb, pork and fish products in Australia and New Zealand. The majority of our beef revenues from our operations in Australia are generated from the sale of fresh beef products (including fresh and frozen chuck cuts, rib cuts, loin cuts, round cuts, thin meats, ground beef, offal and other products). We also sell value-added and branded beef products (including frozen cooked and pre-cooked beef, corned cooked beef, beef cubes and consumer-ready products, such as hamburgers and sausages). We also operate lamb, pork, and fish, processing facilities in Australia and New Zealand, including the recently acquired Huon and Rivalea businesses. JBS Australia also generates revenues through their cattle hoteling business. We sell these products in the countries where we operate our facilities, which we classify as domestic sales, and elsewhere, which we classify as export sales.

Miscellaneous segments (previously labeled as “Others”): includes certain operations not directly attributable to the primary segments, such as corporate expenses, international leather operations and other operations in Europe.

There are no revenues arising out of transactions with any single customer that represents 5% or more of the total revenues.

The Group manages its loans and financing and income taxes at the corporate level and not by segment.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of United States dollar)

The information by operational segment are as follows:

	Nine-month period ended September 30, 2025
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Miscellaneous segments	Total reportable segments	Elimination (*)	Total
Net revenue	10,910,259	6,677,595	20,474,828	6,280,690	13,970,054	5,786,692	524,333	64,624,451	(1,503,300)	63,121,151
Adjusted EBITDA(1)	666,881	1,140,147	(375,108)	719,109	2,247,679	699,410	17,824	5,115,942	—	5,115,942

	Nine-month period ended September 30, 2024
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Miscellaneous segments	Total reportable segments	Elimination (*)	Total
Net revenue	9,110,276	6,499,556	17,886,153	6,114,728	13,494,937	4,882,634	412,639	58,400,923	(1,192,038)	57,208,885
Adjusted EBITDA(1)	733,874	1,088,992	136,531	800,249	2,059,291	524,075	3,608	5,346,620	(1,324)	5,345,296

	Three-month period ended September 30, 2025
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Miscellaneous segments	Total reportable segments	Elimination (*)	Total
Net revenue	4,159,524	2,361,019	7,248,143	2,219,941	4,756,050	2,192,373	200,350	23,137,400	(540,416)	22,596,984
Adjusted EBITDA(1)	307,229	322,662	(41,651)	218,208	769,739	248,876	9,529	1,834,592	—	1,834,592

	Three-month period ended September 30, 2024
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Miscellaneous segments	Total reportable segments	Elimination (*)	Total
Net revenue	3,256,380	2,193,966	6,312,640	2,042,489	4,581,061	1,784,587	152,119	20,323,242	(397,236)	19,926,006
Adjusted EBITDA(1)	377,679	461,243	117,347	246,696	775,892	174,347	(85)	2,153,119	—	2,153,119

(*)	Includes intercompany and intersegment transactions.
(1)	The Adjusted EBITDA is reconciled with the consolidated profit (loss) before taxes, as follows:

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of United States dollar)

	Nine-month period ended September 30,		Three-month period ended September 30,
	2025	2024	2025	2024
Profit before taxes	2,245,943	2,101,737	815,341	1,197,121
Share of profit of equity-accounted investees, net of tax	(15,008)	231	(4,452)	(3,897)
Net finance expense	976,098	1,309,453	408,149	361,090
Depreciation and amortization	1,684,857	1,633,620	584,019	542,842
Antitrust agreements (1)	143,720	80,977	10,082	700
Donations and social programs (2)	1,747	18,171	615	3,591
Impairment of assets (3)	12,767	—	—	—
Restructuring (4)	23,771	82,991	2,233	30,835
Rio Grande do Sul claim (5)	—	19,313	—	13,092
Fiscal payments and installments (6)	2,378	81,766	—	—
Avian influenza (7)	13,122	—	7,510	—
Other operating income (expense), net (8)	26,547	17,037	11,095	7,745
Total Adjusted EBITDA	5,115,942	5,345,296	1,834,592	2,153,119
Reversal of elimination	—	1,324	—	—
Total Adjusted EBITDA for reportable segments	5,115,942	5,346,620	1,834,592	2,153,119

(1)	Refers to the Agreements entered by JBS USA and its subsidiaries as described in Note 19 – Provisions for legal proceedings.
(2)	Refers to the donations made by JBS S.A., substantially composed of the Fundo JBS pela Amazônia.
(3)	This mainly refers to the impairment of fixed assets and the impairment of recoverable tax credits.
(4)	Refers to the project implementation of multiple restructuring initiatives mainly in the indirect subsidiary Pilgrim’s Pride Corporation (PPC), which are registered as Other expenses, as well as other non-significant restructuring projects that are registered as General and administrative expenses.
(5)	Refers to the claim resulting from flooding that occurred in Rio Grande do Sul in the indirect subsidiary Seara Alimentos Ltda.
(6)	Refers to the special payment program for the installment of tax proceedings with exemption from fines and reduction of interest of the indirect subsidiary JBS S.A.
(7)	Refers to the impacts related to avian influenza incurred by the indirect subsidiary Seara Alimentos Ltda.
(8)	Refers to several adjustments basically in JBS USA’s jurisdiction such as third-party advisory expenses related to acquisitions, insurance recovery, among others.

Below is net revenue and total assets based on geography, presented for supplemental information.

	Nine-month period ended September 30, 2025
	North and Central America (2)	South America	Australia	Europe	Minor regions	Total	Intercompany elimination (1)	Total
Net revenue	37,088,581	17,847,716	5,059,539	4,755,661	361,493	65,112,990	(1,991,839)	63,121,151
Total assets	18,694,257	25,315,995	4,021,447	14,210,427	297,076	62,539,202	(18,353,091)	44,186,111

	Nine-month period ended September 30, 2024
	North and Central America (2)	South America	Australia	Europe	Minor regions	Total	Intercompany elimination (1)	Total
Net revenue	33,616,750	15,812,391	4,467,637	4,514,802	273,847	58,685,427	(1,476,542)	57,208,885
Total assets	17,850,381	15,352,126	4,221,281	5,605,971	295,385	43,325,144	(1,737,131)	41,588,013

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of United States dollar)

	Three-month period ended September 30, 2025
	North and Central America (2)	South America	Australia	Europe	Minor regions	Total	Intercompany elimination (1)	Total
Net revenue	13,000,367	6,614,231	1,900,808	1,630,470	174,899	23,320,775	(723,791)	22,596,984
Total assets	18,694,257	25,315,995	4,021,447	14,210,427	297,076	62,539,202	(18,353,091)	44,186,111

	Three-month period ended September 30, 2024
	North and Central America (2)	South America	Australia	Europe	Minor regions	Total	Intercompany elimination (1)	Total
Net revenue	11,633,150	5,522,770	1,645,994	1,533,689	97,597	20,433,200	(507,194)	19,926,006
Total assets	17,850,381	15,352,126	4,221,281	5,605,971	295,385	43,325,144	(1,737,131)	41,588,013

(1)	Includes intercompany transactions between the segments.

(2)	Including the holdings located in Europe that are part of the North American operation.

25 Expenses by nature

Expenses by nature are disclosed as follows:

	Nine-month period ended September 30,		Three-month period ended September 30,
	2025	2024	2025	2024
Cost of sales
Cost of inventories, raw materials and production inputs	(46,716,115)	(40,962,307)	(16,879,276)	(14,065,067)
Salaries and benefits	(6,480,401)	(6,187,989)	(2,225,800)	(2,100,973)
Depreciation and amortization	(1,495,117)	(1,447,022)	(519,461)	(480,079)
	(54,691,633)	(48,597,318)	(19,624,537)	(16,646,119)
Selling
Freight and selling expenses	(2,827,525)	(2,686,014)	(968,208)	(843,173)
Salaries and benefits	(421,103)	(415,795)	(145,822)	(254,592)
Depreciation and amortization	(58,228)	(46,127)	(21,080)	(18,412)
Advertising and marketing	(264,817)	(231,120)	(87,251)	(78,726)
Net impairment losses (recovery)	(14,268)	(6,929)	(8,378)	(2,684)
Commissions	(64,721)	(52,840)	(25,280)	(19,969)
	(3,650,662)	(3,438,825)	(1,256,019)	(1,217,556)
General and administrative
Salaries and benefits	(818,550)	(898,891)	(280,237)	(285,377)
Fees, services held and general expenses	(487,044)	(574,055)	(176,116)	(153,566)
Depreciation and amortization	(131,512)	(140,471)	(43,478)	(44,351)
DOJ and Antitrust agreements	(143,720)	(80,977)	(10,082)	(700)
Donations and social programs (1)	(11,621)	(18,171)	(3,824)	(3,591)
	(1,592,447)	(1,712,565)	(513,737)	(487,585)

(1)	Refers to donations made to Instituto J&F regarding improvements on school’s building, the social program “Fazer o Bem Faz Bem” created by the Group to support actions for social transformation where the indirect subsidiary JBS S.A. is present and donations to Fundo JBS pela Amazônia.

For the nine-month period ended September 30, 2025, JBS S.A. incurred expenses with internal research and development, in the amount of US$2.319 (US$4,194 for the nine-month period ended September 30, 2024).

For the nine-month period ended September 30, 2025 and 2024, other income (expenses) includes gain (losses) of sale of assets, insurance recovery, asset impairment expenses, restructuring expenses, among others.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of United States dollar)

25.1 Other income and other expenses

Other income: For the nine-month period ended September 30, 2025,the Group has recorded in other income the amount of US$77,298 (US$60,323 for the nine-month period ended September 30, 2024), which mainly refers to the gain on the sale of assets totaling US$29,422 (US$15,607 for the nine-month period ended September 30, 2024), tax refunds and extemporaneous tax credits totaling US$6,872 (US$5,933 for the nine-month period ended September 30, 2024), rental income totaling US$2,215 (US$1,592 for the nine-month period ended September 30, 2024), among other non-significant items.

Other expenses: For the nine-month period ended September 30, 2025, the Group has recorded in other expenses the amount of US$56,674 (US$109,079 for the nine-month period ended September 30, 2024), which mainly refers to restructuring expenses totaling US$21,890 (US$82,070 for the nine-month period ended September 30, 2024), loss on sale of assets totaling US$12,682 (US$12,760 for the nine-month period ended September 30, 2024) and other miscellaneous items.

Restructuring related expenses

For the nine-month period ended September 30, 2025 the indirect subsidiary JBS USA recognized US$21,890 (US$82,070 for the nine-month period ended September 30, 2024) in restructuring expenses related to its subsidiary PPC.

In 2022, PPC began restructuring initiatives in its European operations. Additional restructuring initiatives also commenced in 2023 and 2024. The purpose of the ongoing restructuring activities is to integrate central operations and reallocate processing capacities between production facilities resulting in closures of some facilities in the European operations.

The following table provides a summary of PPC’s estimates of timelines and costs associated with these restructuring initiatives by major type of cost:

	Pilgrim’s Food Masters	Pilgrim’s Europe Central	Total

Earliest implementation date	April 2024	January 2024
Expected predominant completion date	March 2025	June 2025

Costs incurred and expected to be incurred:

Employee-related costs	19,537	50,963	70,500
Asset impairment costs	10,903	1,847	12,750
Contract termination costs	845	1,588	2,433
Other exit and disposal costs (1)	8,657	5,234	13,891
Total exit and disposal costs	39,942	59,632	99,574

Costs incurred since earliest implementation date:

Employee-related costs	19,537	45,806	65,343
Asset impairment costs	10,903	1,847	12,750
Contract termination costs	845	1,588	2,433
Other exit and disposal costs (1)	8,657	5,234	13,891
Total exit and disposal costs	39,942	54,475	94,417

(1)	Comprised of other costs directly related to the restructuring initiatives, including maintenance costs and Pilgrim’s Food Masters consulting fees.

During the nine-month periods ended September 30, 2025 and 2024, PPC recognized the following expenses and paid the following cash related to each restructuring initiative:

	Nine-month period ended September 30, 2025
	Provisions	Expenses	Cash Outlays

Pilgrim’s Food Masters	1,578	(793)	4,668
Pilgrims Europe Central	5,497	21,782	18,919
Previous programs substantially completed	—	901	467
Total	7,075	21,890	24,054

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of United States dollar)

	Nine-month period ended September 30, 2024
	Provisions	Expenses	Cash Outlays

Pilgrim’s Food Masters	14,980	34,774	14,452
Pilgrims Europe Central	2,571	27,965	23,585
Previous programs substantially completed	4,351	19,331	3,181
Total	21,902	82,070	41,218

The following table reconciles liabilities and reserves associated with each restructuring initiative from December 31, 2024 to September 30, 2025 and from December 31, 2023 to September 30, 2024. Ending liability balances for employee termination benefits and other charges are reported in accrued payroll and social charges in the Consolidated Statements of financial position. The ending reserve balance for inventory adjustments is reported in inventories, net in the Consolidated Statements of financial position. The ending reserve balance for asset impairments is reported in property, plant and equipment, net in the Consolidated Statements of financial position.

	Liability reserve as of December 31, 2024	Restructuring charges incurred	Cash payments and disposals	Currency translation	Liability reserve as of September 30, 2025

Severance	4,443	17,794	(19,782)	896	3,351
Contract termination	1,513	1,789	(3,095)	217	424
Asset impairment	91	84	(180)	5	—
Other	4,930	2,223	(2,889)	262	4,526
Total	10,977	21,890	(25,946)	1,380	8,301

	Liability reserve as of December 31, 2023	Restructuring charges incurred	Cash payments and disposals	Currency translation	Liability reserve as of September 30, 2024

Severance	3,651	41,565	(32,185)	573	13,604
Contract termination	1,597	2,028	(3,096)	23	552
Asset impairment	359	26,846	(27,200)	(5)	—
Other	4,631	11,631	(8,809)	293	7,746
Total	10,238	82,070	(71,290)	884	21,902

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of United States dollar)

26 Risk management and financial instruments

Financial instruments:

Financial instruments are recognized in the unaudited condensed consolidated interim financial information as follows:

	Note	September 30, 2025	December 31, 2024
Assets
Fair value through profit or loss (1)
Financial / Overnight investments	3	1,501,596	3,350,654
National treasury bills	3	124,088	97,531
Derivative assets		262,706	84,468
Amortized cost (2)
Cash at banks	3	1,962,794	2,197,822
CME Margin investments	3	523,583	104,220
Trade accounts receivable	4	3,847,840	3,735,540
Related party receivables	8	—	77,355
Financial investments	3	45,831	—
Total		8,268,438	9,647,590
Liabilities
Amortized cost
Loans and financing	16	(20,768,643)	(19,326,796)
Trade accounts payable and supply chain finance	15	(6,588,550)	(6,194,223)
Debt with related party	8	(212,989)	—
Lease	12.2	(1,797,698)	(1,734,029)
Fair value through profit or loss
Derivative liabilities		(571,668)	(266,066)
Total		(29,939,548)	(27,521,114)

(1)	CDBs are updated at the contractual rate but have a short-term and the counterparties are financial institutions, and their carrying amount is approximate to fair value; (ii) national treasury bill are measured at fair value.
(2)	Loans and receivables are classified as amortized cost. The trade accounts receivable are short-term and net of expected losses.

Fair value of assets and liabilities through profit or loss: The Group determine fair value measurements in accordance with the hierarchical levels that reflect the significance of the inputs used in the measurement, with the exception of those maturing in the short term, equity instruments without an active market and contracts with discretionary characteristics that the fair value cannot be measured reliably, according to the following levels:

Level 1 - Quoted prices in active markets (unadjusted) for identical assets or liabilities;

Level 2 - Inputs other than Level 1, in which prices are quoted for similar assets and liabilities, either directly by obtaining prices in active markets or indirectly through valuation techniques that use data from active markets;

	September 30, 2025			December 31, 2024
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Financial investments	—	1,501,596	1,501,596	—	3,350,654	3,350,654
National treasury bills	124,088	—	124,088	97,531	—	97,531
Derivative assets	—	262,706	262,706	—	84,468	84,468

Financial liabilities
Derivative liabilities	—	571,668	571,668	—	266,066	266,066

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of United States dollar)

Fair value of assets and liabilities carried at amortized cost: The fair value of the Notes, are estimated using the closing sale price of these securities informed by a financial newswire on September 30, 2025 and December 31, 2024, considering there is an active market for these financial instruments. The book value of the remaining fixed-rate loans approximates fair value since the interest rate market, the Group’s credit quality, and other market factors have not significantly changed since entering into the loans. The book value of variable-rate loans and financings approximates fair value given the interest rates adjust for changes in market conditions and the quality of the Group’s credit rating has not substantially changed. For all other financial assets and liabilities, book value approximates fair value due to the short duration of the instruments. The following details the estimated fair value of notes:

	September 30, 2025			December 31, 2024
Description	Principal	Price (% of the Principal)	Fair value	Principal	Price (% of the Principal)	Fair value
Notes 2.50% JBS Lux 2027	105,951	97.61%	103,416	1,000,000	94.98%	949,770
Notes 5.13% JBS Lux 2028	—	—	—	899,740	99.50%	895,205
Notes 3.00% JBS Lux 2029	599,957	95.82%	574,885	599,957	91.20%	547,161
Notes 6.50% JBS Lux 2029	—	—	—	69,906	100.52%	70,273
Notes 5.50% JBS Lux 2030	—	—	—	1,249,685	99.77%	1,246,786
Notes 3.75% JBS Lux 2031	493,000	94.58%	466,270	493,000	88.93%	438,435
Notes 3.00% JBS Lux 2032	1,000,000	89.32%	893,240	1,000,000	83.22%	832,210
Notes 3.63% JBS Lux 2032	968,780	93.21%	903,029	968,780	87.96%	852,178
Notes 5.75% JBS Lux 2033	1,661,675	104.30%	1,733,094	1,661,675	99.54%	1,654,048
Notes 6.75% JBS Lux 2034	1,507,046	110.44%	1,664,397	1,507,046	105.85%	1,595,148
Notes 4.38% JBS Lux 2052	900,000	78.51%	706,599	900,000	110.50%	994,482
Notes 6.50% JBS Lux 2052	1,548,000	105.01%	1,625,477	1,548,000	101.53%	1,571,731
Notes 7.25% JBS Lux 2053	900,000	114.02%	1,026,180	900,000	74.94%	674,487
Notes 5.5% JBS Lux 2036	1,250,000	101.57%	1,269,575	—	—	—
Notes 6.25% JBS Lux 2056	1,250,000	102.09%	1,276,138	—	—	—
Notes 6.38% JBS Lux 2066	1,000,000	102.53%	1,025,270	—	—	—
Notes 5.95% JBS USA 2035	1,000,000	104.88%	1,048,800	—	—	—
Notes 6.38% JBS USA 2055	750,000	103.85%	778,838	—	—	—
Notes 4.25% PPC 2031	796,158	96.70%	769,901	855,725	92.24%	789,303
Notes 3.5% PPC 2032	899,600	91.34%	821,695	900,000	86.34%	777,033
Notes 6.25% PPC 2033	922,521	106.53%	982,771	980,000	102.16%	1,001,178
Notes 6.88% PPC 2034	500,000	110.34%	551,720	500,000	106.73%	533,650
	18,052,688		18,221,295	16,033,514		15,423,078

Risk management:

The Group during the regular course of its operations is exposed to a variety of financial risks that include the effects of changes in market prices (including foreign exchange, interest rate risk and commodity price risk), credit risk and liquidity risk. Such risks are fully disclosed in the last annual financial statements. There were no changes in the nature of these risks in the current period.

Below are the risks and operations to which the Group is exposed and a sensitivity analysis for each type of risk, consisting in the presentation of the effects in the finance income (expense), net, when subjected to possible changes, CDI by 50% and 100%, other rates by 25% and 50% and currency and commodities exposure by of 15% to 30%, in the relevant variables for each risk. For each scenario, the Group utilizes the Value at Risk Methodology (VaR), for the confidence interval (C.I.) of 99% and a horizon of one day.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of United States dollar)

a. Interest rate risk

The quantitative data referring to the risk of exposure to the Group’s interest rates on September 30, 2025 and December 31, 2024, are in accordance with the Financial and Commodity Risk Management Policy of the Group and are representative of the exposure incurred during the period. The main exposure to financial risks as of September 30, 2025 and December 31, 2024 are shown below:

	September 30, 2025	December 31, 2024
Net exposure to the CDI / FED rate:
CDB-DI (Bank certificates of deposit) / Overnight investments	832,077	760,300
CME Margin investments	523,583	104,000
Related party transactions	(162,765)	527
Credit note - export	(1,364)	(1,704)
National treasury bills	68,347	58,757
Livestock financing - Pre	(114,174)	—
Subtotal	1,145,704	921,880
Derivatives (Swap)	(936,290)	(1,285,134)
Total	209,414	(363,254)
Net exposure to the IPCA rate:
Margin cash	—	3,867
Related party transactions	(50,224)	77,355
Treasury bills	48,401	35,127
CRA - Agribusiness Credit Receivable Certificates	(1,706,599)	(1,163,028)
Subtotal	(1,708,422)	(1,046,679)
Derivatives (Swap)	814,994	1,150,685
Total	(893,428)	104,006
Liabilities exposure to the SOFR rate:
Export credit note	(251,707)	(102,367)
Prepayment	—	(100,296)
Prepayment - exchange agreement	(4,360)	(2,599)
Total	(256,067)	(205,262)

Sensitivity analysis as of September 30, 2025:

			Scenario (I) VaR 99% C.I. 1 day		Scenario (II) Interest rate variation - 50%		Scenario (III) Interest rate variation - 100%
Contracts exposure	Risk	Current scenario	Rate	Effect on income	Rate	Effect on income	Rate	Effect on income
CDI / FED	Decrease	14.90%	14.83%	(153)	7.45%	(15,232)	—	—
				(153)		(15,232)		—

			Scenario (I) VaR 99% C.I. 1 day		Scenario (II) Interest rate variation - 25%		Scenario (III) Interest rate variation - 50%
Contracts exposure	Risk	Current scenario	Rate	Effect on income	Rate	Effect on income	Rate	Effect on income
IPCA	Increase	5.13%	5.14%	(53)	6.41%	(11,191)	7.70%	(22,374)
SOFR	Increase	4.24%	4.24%	(10)	5.30%	(2,650)	6.36%	(5,300)
				(63)		(13,841)		(27,674)

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of United States dollar)

			September 30, 2025				December 31, 2024
Instrument	Risk factor	Maturity	Notional	Fair value (Asset) - US$	Fair value (Liability) - US$	Fair value	Notional	Fair value (Asset) - US$	Fair value (Liability) - US$	Fair value

	IPCA	2027	183,960	205,686	(219,908)	(14,222)	158,004	162,453	(171,479)	(9,026)
	IPCA	2031	—	—	—	—	189,071	212,403	(224,840)	(12,437)
	IPCA	2032	132,021	155,844	(181,597)	(25,753)	183,123	192,464	(216,650)	(24,186)
Swap	IPCA	2034	146,155	153,138	(166,492)	(13,354)	127,416	124,373	(135,650)	(11,277)
	IPCA	2037	240,785	300,326	(368,293)	(67,967)	189,239	215,192	(263,254)	(48,062)
	IPCA	2038	—	—	—	—	142,320	143,557	(159,263)	(15,706)
	IPCA	2039	—	—	—	—	20,854	20,363	(21,830)	(1,467)
	IPCA	2044	—	—	—	—	80,745	79,880	(92,168)	(12,288)

			702,921	814,994	(936,290)	(121,296)	1,090,772	1,150,685	(1,285,134)	(134,449)

b. Exchange rate risk

Below are presented the risks related to the most significant exchange rates fluctuation given the relevance of these currencies in the Group’s operations and the stress analysis scenarios and VaR to measure the total exposure as well as the cash flow risk with B3 and the Chicago Mercantile Exchange. The Group discloses these exposures considering the fluctuations of an exchange rate in particular towards the functional currency of each subsidiary.

	USD		EUR		GBP
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
OPERATING
Cash and cash equivalents	1,880,059	1,639,584	65,302	50,341	19,473	16,097
Trade accounts receivable	835,127	1,073,398	136,706	165,016	211,821	65,684
Sales orders	1,455,130	1,062,765	173,190	78,854	16,869	54,370
Trade accounts payable	(303,485)	(297,536)	(96,310)	(78,268)	(19,973)	(16,271)
Purchase orders	(76,189)	(83,493)	(28,891)	(8,928)	—	—
Subtotal	3,790,642	3,394,718	249,997	207,015	228,190	119,880
FINANCIAL
Margin cash	457	220	—	—	—	—
Advances to customers	(3,796)	(4,683)	(2,202)	(1,562)	(122)	(191)
Loans and financing	(602,050)	(1,290,871)	—	(614)	—	—
Subtotal	(605,389)	(1,295,334)	(2,202)	(2,176)	(122)	(191)
Subtotal	3,185,253	2,099,384	247,795	204,839	228,068	119,689

Total exposure	3,185,253	2,099,384	247,795	204,839	228,068	119,689
DERIVATIVES
Future contracts	622,477	1,840	(79,270)	(85,595)	(40,607)	(34,095)
Deliverable Forwards (DF´s)	(387,723)	(664,084)	21,024	70,949	(18,833)	(26,785)
Non-Deliverable Forwards (NDF´s)	274,312	(417,158)	(22,416)	(19,559)	—	(6,262)
Total derivatives	509,066	(1,079,402)	(80,662)	(34,205)	(59,440)	(67,142)
NET EXPOSURE	3,694,319	1,019,982	167,133	170,634	168,628	52,547

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of United States dollar)

b1 Sensitivity analysis and derivative financial instruments breakdown:

b1.1 US Dollar (amounts in thousands of US$):

		Current	Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 15%		Scenario (iii) Interest rate variation - 30%
Exposure of US$	Risk	exchange rate	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income

Operating	Appreciation	1.0000	0.9813	(69,354)	0.8500	(555,131)	0.7000	(1,110,262)
Financial	Depreciation	1.0000	0.9813	11,076	0.8500	88,658	0.7000	177,316
Derivatives	Appreciation	1.0000	0.9813	(9,314)	0.8500	(74,552)	0.7000	(149,103)
				(67,592)		(541,025)		(1,082,049)

			September 30, 2025			December 31, 2024
Instrument	Risk factor	Nature	Quantity	Notional (US$)	Fair value	Quantity	Notional (US$)	Fair value

Future Contract	American dollar	Long	62,247	622,477	359	4,765	1,840	12

			September 30, 2025			December 31, 2024
Instrument	Risk factor	Nature	Notional (US$)	Notional (US$)	Fair value	Notional (US$)	Notional (US$)	Fair value

Deliverable Forwards	American dollar	Short	(387,723)	(387,723)	6,657	(664,084)	(664,084)	(16,868)
Non-Deliverable Forwards	American dollar	Long	274,312	274,312	(7,102)	(417,158)	(417,158)	(950)

b1.2 € - EURO (amounts in thousands of US$):

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 15%		Scenario (iii) Interest rate variation - 30%
Exposure of US$	Risk	Current exchange	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income

Operating	Appreciation	0.8521	0.8688	(4,681)	1.0025	(36,611)	1.2174	(73,223)
Financial	Depreciation	0.8521	0.8688	41	1.0025	323	1.2174	645
Derivatives	Depreciation	0.8521	0.8688	1,510	1.0025	11,813	1.2174	23,626
				(3,130)		(24,475)		(48,952)

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of United States dollar)

			September 30, 2025			December 31, 2024
Instrument	Risk factor	Nature	Quantity	Notional (US$)	Fair value	Quantity	Notional (US$)	Fair value
Future Contract	Euro	Short	(6,755)	(79,270)	(31)	2,074	(85,595)	49

			September 30, 2025			December 31, 2024
Instrument	Risk factor	Nature	Notional (EUR)	Notional (US$)	Fair value	Notional (EUR)	Notional (US$)	Fair value

Deliverable Forwards	Euro	Long	17,916	21,024	1,120	68,259	70,949	2,376
Non-Deliverable Forwards	Euro	Short	(19,102)	(22,416)	(414)	(18,818)	(19,559)	420

b1.3 £ - British Pound (amounts in thousands of US$):

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 15%		Scenario (iii) Interest rate variation - 30%
Exposure of US$	Risk	Current exchange	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income

Operating	Appreciation	0.7437	0.7571	(3,937)	0.8750	(33,418)	1.0624	(66,836)
Financing	Depreciation	0.7437	0.7571	2	0.8750	18	1.0624	36
Derivatives	Depreciation	0.7437	0.7571	1,025	0.8750	8,705	1.0624	17,410
				(2,910)		(24,695)		(49,390)

			September 30, 2025			December 31, 2024
Instrument	Risk factor	Nature	Notional (GBP)	Notional (US$)	Fair value	Notional (GBP)	Notional (US$)	Fair value

Future Contract	British pound	Long	(3,020)	(40,607)	(24)	1,219	(34,095)	12

			September 30, 2025			December 31, 2024
Instrument	Risk factor	Nature	Notional (GBP)	Notional (US$)	Fair value	Notional (GBP)	Notional (US$)	Fair value

Deliverable Forwards	British pound	Long	(14,006)	(18,833)	171	(21,368)	(26,785)	(675)
Non-Deliverable Forwards	British pound	—	—	—	—	(4,996)	(6,262)	(128)

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of United States dollar)

c. Commodity price risk

The Group operates globally (the entire livestock protein chain and related business) and during the regular course of its operations is exposed to price fluctuations in feeder cattle, live cattle, lean hogs, corn, soybeans, and energy, especially in the North American, Australian and Brazilian markets. Commodity markets are characterized by volatility arising from external factors including climate, supply levels, transportation costs, agricultural policies and storage costs, among others. The Risk Management Department is responsible for mapping the exposures to commodity prices of the Group and proposing strategies to the Risk Management Committee, in order to mitigate such exposures.

c1. Position balance in commodities and corn contracts:

Exposure in Commodities (Livestock) - Expressed in contract quantity	September 30, 2025	December 31, 2024
OPERATING
Firm contracts	35,267	31,028
Subtotal	35,267	31,028
DERIVATIVES
Future contracts	3,000	6,548
Deliverable Forwards	(28,560)	(38,658)
Subtotal	(25,560)	(32,110)
NET EXPOSURE	9,707	(1,082)

Sensitivity analysis as of September 30, 2025:

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) @ Variation - 15%		Scenario (ii) @ Variation - 30%
Exposure	Risk	Current price	Price	Effect on income	Price	Effect on income	Price	Effect on income

Operating	Depreciation	39	39	(26,807)	33	(402,107)	27	(804,213)
Derivatives	Appreciation	32	33	(17,488)	37	(262,327)	42	(524,654)
				(44,295)		(664,434)		(1,328,867)

Derivatives financial instruments breakdown:

			September 30, 2025		December 31, 2024
Instrument	Risk factor	Nature	Quantity	Fair value	Quantity	Fair value

Future Contracts	Commodities (livestock)	Long	3,000	(283)	6,548	(3,080)
Deliverable Forwards	Commodities (livestock)	Short	(28,560)	(277,295)	(38,658)	(45,524)

Exposure in Commodities (Grains and others) - Expressed in contract quantity	September 30, 2025	December 31, 2024
OPERATING
Firm contracts	5,152	8,681
Subtotal	5,152	8,681
DERIVATIVES
Future contracts	22,632	6,949
Deliverable Forwards	(25,573)	16,144
Non Deliverable Forwards	2,250,000	—
Subtotal	2,247,059	23,093
NET EXPOSURE	2,252,211	31,774

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of United States dollar)

Sensitivity analysis as of September 30, 2025:

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) @ Variation - 15%		Scenario (ii) @ Variation - 30%
Exposure	Risk	Current price	Price	Effect on income	Price	Effect on income	Price	Effect on income

Operating	Appreciation	66	67	(4,204)	76	(63,060)	86	(126,120)
Derivatives	Appreciation	12	12	(12,143)	14	(182,143)	15	(364,287)
				(16,347)		(245,203)		(490,407)

Derivatives financial instruments breakdown:

			September 30, 2025		December 31, 2024
Instrument	Risk factor	Nature	Quantity	Fair value	Quantity	Fair value

Future Contracts	Commodities (grains and others)	Long	22,632	(2,097)	6,949	97
Deliverable Forwards	Commodities (grains and others)	Short	(25,573)	(147,049)	16,144	(15,984)
Non Deliverable Forwards	Commodities (grains and others)	Long	2,250,000	(1,498)	—	—

c2. Hedge accounting:

The indirect subsidiary Seara Alimentos Ltda. applies hedge accounting for grain purchases, aiming at bringing stability to the results. The designation of these instruments is based on the guidelines outlined in the Financial and Commodity Risk Management Policy defined by the Risk Management Committee and approved by the Board of Directors.

Financial instruments designated for hedge accounting were classified as cash flow hedge. The effective amount of the instrument’s gain or loss is recognized under “Other comprehensive income (expense)” and the ineffective amount under “Financial income (expense), net”, and the accumulated gains and losses are reclassified to profit and loss or to the balance sheet when the object is recognized, adjusting the item in which the hedged object was recorded.

In these hedge relationships, the main sources of ineffectiveness are the effect of the counterparties and the Group’s own credit risk on the fair value of the forward foreign exchange contracts, which is not reflected in the change in the fair value of the hedged cash flows attributable to the change in exchange rates; changes in commodities prices; and changes in the timing of the hedged transactions.

The effects on the income for the period, on other comprehensive income, and on the balance sheet of derivative financial instruments contracted for hedging foreign exchange, commodity prices, and interest rates are presented below:

Hedge accounting - Derivative instruments	Risk factor	Quantity	Notional	Fair value
Future contracts	Commodities	5,488	30,312	(371)

The indirect subsidiary Seara Alimentos Ltda. also designates derivatives to hedge the fair value of floating-rate debt instruments through fixed-rate interest rate swaps, measured in accordance with fair value hedge accounting.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of United States dollar)

c2.1 Effects of hedge instruments on the financial information:

The following table presents the effects on income (loss) for the period, other comprehensive income, and the on the statement of financial position of derivative financial instruments contracted for hedging foreign exchange, commodity prices, and interest rates (cash flow and fair value hedges):

	September 30, 2025	September 30, 2024
Statements of income:

Cost of sales before hedge accounting adoption	(5,697,535)	(5,053,872)

Derivatives operating income (loss)	(1,255)	98
Commodities	(1,255)	98
Cost of sales with hedge accounting	(5,698,790)	(5,053,774)

Financial income (expense), net excluding derivatives	20,210	(56,114)

Derivatives financial income (expense), net	(2,935)	(106,698)
Currency	—	(84,351)
Commodities	(2,935)	(22,047)
Interest	—	(300)

Financial income (expense), net	17,275	(162,812)

Below are the effects on other comprehensive income (expense), after the adoption of hedge accounting:

	September 30, 2025	September 30, 2024
Statements of other comprehensive income (expense):

Financial instruments designated as hedge accounting:	(287)	932
Commodities	(287)	932
Other comprehensive income	(61)	1,412

Hedge cash flow movement	December 31, 2024	OCI	September 30, 2025
Hedge accounting operation	186	(61)	125
(-) Income Tax	(63)	21	(42)
Total of other comprehensive income (expense)	123	(40)	83

Below are the effects on the statement of financial position, after the adoption of hedge accounting:

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of United States dollar)

	September 30, 2025	December 31, 2024
Statement of financial position:
Derivative (liabilities)/assets	(371)	84
Financial instruments designated as hedge accounting:
Commodities	(371)	84

Derivative (liabilities)/assets	225	69
Financial instruments not designated as hedge accounting:
Exchange	225	69
Other comprehensive income (expense)	(287)	306
Commodities	(287)	306

Inventories	446	20
Commodities	446	20

Open amounts in statement of financial position of derivative assets and liabilities:

	September 30, 2025	December 31, 2024
Assets:

Designated as hedge accounting	—	84
Exchange derivaties	—	84
Not designated as hedge accounting	—	69
Exchange	—	69
Current assets	—	153

(Liabilities):
Designated as hedge accounting	371	—
Commodities	371	—

Not designated as hedge accounting	(219)	—
Commodities	6	—
Currency	(225)	—
Current liabilities	152	—

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of United States dollar)

d. Liquidity risk

The table below shows the contractual obligation amounts from financial liabilities of the Group according to their maturities:

	September 30, 2025					December 31, 2024
	Until 1 year	Between 2 and 3 years	Between 4 and 5 years	More than 5 years	Total	Until 1 year	Between 2 and 3 years	Between 4 and 5 years	More than 5 years	Total

Trade accounts payable and supply chain finance	6,588,550	—	—	—	6,588,550	6,194,223	—	—	—	6,194,223
Loans and financing	999,408	247,669	791,824	18,729,742	20,768,643	2,084,225	1,046,253	1,688,693	14,507,625	19,326,796
Estimated interest on loans and financing (1)	1,212,956	2,435,277	2,315,745	13,640,832	19,604,810	2,458,318	2,440,620	839,949	5,670,017	11,408,904
Derivatives liabilities (assets)	454,986	116,682	—	—	571,668	165,979	100,087	—	—	266,066
Payments of leases	356,358	565,203	311,398	564,739	1,797,698	335,681	426,404	274,798	697,146	1,734,029
Future contracts - Commodities	155,840	24,515,209	5,732,972	3,131,762	33,535,783	58,997	28,244,384	4,238,571	986,771	33,528,723

(1)	Includes interest on all loans and financing outstanding. Payments are estimated for variable rate debt based on effective interest rates for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024. Payments in foreign currencies are estimated using the September 30, 2025 and December 31, 2024 exchange rates.

The Group has future commitment for purchase of grains and cattle whose balances as of September 30, 2025 is US$33.5 billion (December 31, 2024 is US$33.5 billion).

The Group has securities pledged as collateral for derivative transactions with the commodities and futures whose balance as of September 30, 2025 is US$553,846 (US$136,554 at December 31, 2024). This guarantee exceeds the amount of the collateral.

A future breach of covenant may require the Group to repay the loan earlier than indicated in the above table.

The interest payments on variable interest rate loans and bond issues in the table above reflect market forward interest rates at the reporting date and these amounts may change as market interest rates change. The future cash flows on derivative instruments may be different from the amount in the above table as interest rates and exchange rates or the relevant conditions underlying the derivative change. Except for these financial liabilities, it is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of United States dollar)

e. Risks linked to climate change and the sustainability strategy

In view the Group’s operations, there is inherent exposure to risks related to climate change. Certain Group assets, which are mainly biological assets that can be measured at fair value, may be impacted by climate change and are considered in the preparation process of this interim financial information.

For the nine-month period ended September 30, 2025, Management considered the data and assumptions highlighted below as the main risks:

(i) possible impacts on the determination of fair value in biological assets due to the effects of climate change, such as temperature rise and scarcity of water resources which may impact some assumptions used in accounting estimates related to the Group’s biological assets, as follows:

●	losses of biological assets due to heat waves and droughts which occur with greater frequency and intensity;

●	reduction in the expected growth of our biological assets due to natural disasters, fires, pandemics or changes in rainfall patterns; and

●	interruption in the production chain due to adverse weather events, causing power outages, fuel shortages, disruption of transportation channels, among other things.

(ii) structural changes and their impacts on the business, such as:

●	regulatory and legal: regulation and legislation arising from Brazilian and/or international authorities that encourage the transition to a low-carbon economy and/or with greater biodiversity and that increase the risk of litigation and/or commercial restrictions related to the alleged contribution, even if indirect, for the intensification of climate change;

●	reputational: related to customers’ perceptions and the society in general regarding the positive or negative contribution of an organization to a low carbon economy.

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